Annual Information Form of Platinum Group Metals Ltd.
For year ended: August 31, 2007

Annual Information Form - November 29, 2007

Table of Contents

Documents Incorporated by Reference

Forward Looking Statements

Corporate Structure

General Development of the Business

Describe the Business

Risk Factors

Dividends

Description of Capital Structure

Market for Securities

Escrowed Securities

Directors and Officers

Legal Proceedings and Regulatory Actions

Interest of Management and Others in Material Transactions

Transfer Agents and Registrars

Material Contracts

Interests of Experts

Additional Information

Schedule “A”

Schedule “B”

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Documents Incorporated by Reference

Incorporated by reference into this Annual Information Form (“AIF”) are the Consolidated Financial Statements of Platinum Group Metals Ltd. for the year ended August 31, 2007 as filed on November 29, 2007 and the technical reports entitled:

Information Circular containing the Corporate Governance Practices filed on SEDAR November 29, 2006.

All financial information in this Annual Information Form is prepared in accordance with generally accepted accounting principles in Canada.

Date of Information

All information in this Annual Information Form is as of August 31, 2007 unless otherwise indicated.

Currency and Exchange Rates

All dollar amounts in this Annual Information Form are expressed in Canadian dollars unless otherwise indicated. Platinum Group Metals Ltd. accounts are maintained in Canadian dollars. All references to “U.S. dollars” or to “US$” are to U.S. dollars. All references to “ZAR” or to “R” or to “Rand” are to South African Rand.

The following table sets forth the rate of exchange for the Canadian dollar expressed in United States dollars in effect at the end of the periods indicated, the average of exchange rates in effect on the last day of each month during such periods, and the high and low exchange rates during such periods based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into United States dollars.

Canadian Dollars to U.S. Dollars	Year Ended August 31
	2007	2006	2005
Rate at end of period	US$0.9466	US$0.9037	US$0.8411
Average rate for period	US$0.8921	US$0.8711	US$0.8114
High for period	US$0.9641	US$0.9099	US$0.8493
Low for period	US$0.8437	US$0.8361	US$0.7652

The noon rate of exchange on November 21, 2007 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Canadian $1.00 equals US$1.0106.

The following table sets forth the rate of exchange for the South African Rand, expressed in Canadian dollars in effect at the end of the periods indicated, the average of exchange rates in effect on the last day of each month during such periods, and the high and low exchange rates during such periods based on the noon rate of exchange as reported by the Bank of Canada for conversion of South African Rand into Canadian dollars.

South African Rand to Canadian Dollars	Year Ended August 31
	2007	2006	2005
Rate at end of period	$ 0.1474	$ 0.1537	$ 0.1856
Average rate for period	$ 0.1546	$ 0.1755	$ 0.1987
High for period	$ 0.1422	$ 0.1512	$ 0.1767
Low for period	$ 0.1692	$ 0.1945	$ 0.2190

The noon rate of exchange on November 21, 2007 as reported by the Bank of Canada for the conversion of South African Rand into Canadian dollars was one South African Rand equals $0.1451.

Metric Equivalents

For ease of reference, the following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Tons	Tonnes	0.907185
Ounces (troy)/ton	Grams/Tonne	34.2857

Terms used and not defined in this Annual Information Form that are defined in National Instrument 51-102 Continuous Disclosure Obligations shall bear that definition. Other definitions are set out in National Instrument 14-101 Definitions, as amended.

Forward Looking Statements

The information contained within this AIF is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of the fiscal year ended August 31, 2007, unless stated otherwise. Except for statements of historical fact, the information contained herein constitutes forward looking statements within the meaning of Canadian and U.S. securities laws.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Information concerning the interpretation of drill results and mineral resource or reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in this AIF under the heading “Risk Factors.”

Forward looking statements are based on the opinions, plans and estimates of management at the date the statements are the Company undertakes no obligation to update forward looking statements if circumstances or management’s estimates, plans or opinions should change. The reader is cautioned not to place undue reliance on forward looking statements.

Cautionary Note to United States Readers – Differences Regarding the Definitions of Resource and Reserve Estimates in the United States and Canada

Mineral Reserve
The definitions of “mineral reserves”, “proven mineral reserves” and “probable mineral reserves,” as used in this report, are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000. CIM standards differ from the standards in the United States.

Under United States standards, a “mineral reserve” is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, where:

“reserve” means that part of a mineral deposit which can be economically and legally extracted or produced at the time of the reserve determination;

“economically” implies that profitable extraction or production has been established or analytically demonstrated to be viable and justifiable under reasonable investment and market assumptions; and

while “legally” does not imply that all permits needed for mining and processing have been obtained or that other legal issues have been completely resolved, for a reserve to exist, there should be a reasonable certainty based on applicable laws and regulations that issuance of permits or resolution of legal issues can be accomplished in a timely manner.

Mineral reserves are categorized as follows on the basis of the degree of confidence in the estimate of the quantity and grade of the deposit.

Under United States standards, proven or measured reserves are defined as reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geographic character is so well defined that size, shape, depth and mineral content of reserves are well established.

Under United States standards, probable reserves are defined as reserves for which quantity and grade and/or quality are computed from information similar to that of proven reserves (under United States standards), but the sites for inspection, sampling, and measurement are further apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation.

AT THIS TIME, NONE OF OUR PROPERTIES CONTAIN ANY MINERAL RESERVE ESTIMATES IN ACCORDANCE WITH SEC GUIDE 7.

Mineral Resource
While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

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Corporate Structure

Platinum Group Metals Ltd. head office is located at:

328 – 550 Burrard Street
Vancouver, British Columbia
Canada, V6C 2B5

The Company’s registered office is located at:

Gowlings Lafleur Henderson LLP
2300 - 1055 Dunsmuir Street
Vancouver, British Columbia
Canada, V7X 1J1

Platinum Group Metals Ltd. (“Platinum Group” or the “Company”) is a British Columbia corporation incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. The Company was later transitioned on February 22, 2005 under the Business Corporations Act (British Columbia). On February 22, 2005, our stockholders passed a special resolution to amend the authorized share capital from 1,000,000,000 shares of Common Stock without par value to an unlimited number of shares of Common Stock without par value, to remove the pre-existing company provisions and to adopt new articles.

The Company has one wholly owned subsidiary incorporated under the laws of The Republic of South Africa under the name Platinum Group Metals (RSA) (Pty.) Limited. The registered and records office of Platinum Group Metals (RSA) (Pty.) Limited is located at 4th Floor, Aloe Grove, 196 Louis Botha Avenue, Houghton Estate, Johannesburg, 2000, South Africa. The principal business address of the Company is Suite 328, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5. The principal business address of Platinum Group Metals (RSA) (Pty.) Limited is Technology House, Greenacres Office park, Victory Park, Johannesburg 2193.

General Development of the Business

Three year history

On October 27, 2004, the Company entered into the Western Bushveld Joint Venture Agreement and announced the formation of the Western Bushveld Joint Venture (“WBJV”) with Anglo Platinum Limited (“Anglo Platinum”) and Africa Wide Mineral Prospecting and Exploration (Pty) Limited. Work commenced immediately thereafter on the project and the rate of work has accelerated since then. Activities consist of research and data review, prospecting, mapping, engineering and drilling of the project area. At the time of writing there are 4 high speed diamond drills turning on WBJV properties. On January 10, 2007, the Company completed a positive pre-feasibility study for the Project 1 area of the WBJV. During 2007 the WBJV commissioned a bankable feasibility study for the Project 1 area of the WBJV. This work is currently underway. On September 7, 2007 the Company published its most recent resource calculation for the WBJV.

The Company is primarily focused on the completion of a bankable feasibility study for the WBJV and on obtaining relevant permitting from the Government of South Africa.  Delivery of the bankable feasibility study to the partners of the WBJV is expected in early 2008.  Permit applications are in process and final permitting is expected during 2008.  Should a decision to build a mine on Project 1 of the WBJV in 2008 be taken the Company will need to obtain its 37% share of project financing and expand its capabilities as project operator in order to implement the project build decision.

Total global exploration expenditures for the Company’s account in fiscal 2007, including the Company’s share of WBJV expenditures during, totaled $4,531,533 (2006 - $5,474,479), and of this $3,775,890 was for the WBJV (2006 - $4,998,447) and $755,643 was for other exploration (2006 - $476,032). After meeting its earn in requirements in April 2006, Platinum Group Metals Ltd. is currently only responsible for its 37% pro-rata share of expenditures for the WBJV. Total WBJV expenditures during fiscal 2007 by all Joint Venture partners totaled $10,497,472 (2006: $7,705,592).

The Company was also active with an exploration program on its War Springs and Tweespalk projects in South Africa during the period 2005 through 2007, consisting of diamond drilling, geophysical surveys and ground prospecting.

The Company has increased its general level of activity in the past three years in South Africa. Activities in Canada have been reduced as the more advanced nature of the WBJV has caused it to become an investment focus for the Company. The Company still actively reviews many potential property acquisitions in the normal course of business.

The Company owns rights to several mineral properties acquired by staking or option in the Lac des Iles area of Ontario, Canada. Work during the years 2005 to 2007 in Canada has been limited, but has included the completion, assessment and analysis of geophysical and drilling results from these projects. In fiscal 2007 a 1,090 metre drill program was conducted on the Company’s Lac Des Iles projects.

On November 6, 2003 the Company acquired an option to earn up to a 62% interest in the Lakemount property located near Wawa, Ontario. Exploration results on the project were of interest, but in light of certain title deficiencies and a complex title chain, the Company abandoned the project in fiscal 2007. Deferred acquisition and exploration costs relating to the project in the amount of $1,323,222 were written off.

The Company issued a total of 7,297,569 (2006 – 10,532,547) common shares during the 2007 fiscal year. Of this 7,247,569 shares (2006 – 10,507,547) were issued for cash proceeds of $12,080,366 (2006 - $16,197,711). The balance was issued in relation to property acquisition payments. The Company’s primary source of capital has been from the sale of equity. At August 31, 2007 the Company had cash and short term investments (consisting of cashable GIC’s) on hand of $14,669,067 compared to cash and cash equivalents of $10,066,801 at August 31, 2006. The primary use of cash during the year was for acquisition of mineral properties, exploration expenditures, and investment in and advances to the WBJV being approximately $3,513,464, which includes $2,645,382 for the WBJV project (2006 - $6,423,839 which includes $5,780,246 for the WBJV project), management fees and expenses of $690,504 (2006 - $367,891) and other general and administrative expenses of $3,895,573 (2006 - $2,440,824).

On June 6th, 2005, the Company listed its shares on the Toronto Stock Exchange (“TSX”) and became a reporting issuer in the Province of Ontario. Prior to its TSX listing the Company’s shares traded on the TSX Venture Exchange. The Company is also a reporting issuer in the Provinces of British Columbia, Alberta and Quebec.

The Company’s common shares are registered under the United States Securities Exchange Act of 1934, and the Company files reports with the United States Securities and Exchange Commission under file no. 1-33562.  The Company’s shares were called for trading on the American Stock Exchange in the USA under the symbol “PLG” on June 28, 2007.  Prior to its American Stock Exchange listing the Company’s shares traded on the OTC Bulletin Board under the symbol “PTMQF”.

Significant Acquisitions

No significant acquisitions were completed by the Company during its most recently completed financial year.

Describe the Business

The Company is a British Columbia corporation incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. The Company is a platinum focused exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreement in Ontario, Canada and the Republic of South Africa.

Platinum Group Metals Ltd. is headquartered in Vancouver, British Columbia. The Company and its consolidated subsidiary, Platinum Group Metals RSA (Pty.) Ltd., employ approximately 50 people in Canada and South Africa, with the majority of employees living and working in South Africa.

General

The Company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. The Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production; or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis.

The Company’s key project is its 37% interest in the WBJV, a platinum exploration and development project on combined mineral rights covering approximately 72 square kilometres on the Western Bushveld Complex of South Africa.

The Company also holds interests in various other early stage exploration projects located in Canada and in South Africa. The Company continues to evaluate exploration opportunities both on currently owned properties and on new prospects. Details of these other projects may be found in Note 6. of the Company’s August 31, 2007 audited financial statements.

To conduct its exploration and planning, the Company is dependent on sub-contractors for certain engineering, geological services, drilling equipment and supplies. These are generally available but vary in price and immediacy of availability subject to demand.

In 2003 the Company acquired a 100% South African subsidiary named Platinum Group Metals RSA (Pty.) Ltd. for the purposes of holding mineral rights and conducting operations on behalf of the Company. The Company conducts all of its South African exploration and development work through Platinum Group Metals (RSA) (Pty.) Limited.

The Company has not earned any revenues from operations to date. The Company has financed its operations principally through the sale of its equity securities. While the Company believes it has sufficient capital and liquidity to finance current operations, its ability to continue operations is dependent on the ability of the Company to obtain additional financing.

At this time, the Company has sufficient financial resources; however there is no assurance that additional funding will be available to it for the further exploration of its properties. The Company has relied upon external financing, including the issuance of equity securities, to fund its activities to date. The Company will continue to rely upon such forms of financing for the foreseeable future. The Company intends to obtain financing for its planned work in 2008 through any or all of joint venturing projects, debt financing, equity financing or other means. There can be no assurance that the Company will succeed in obtaining additional financing, now or in the future. Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and eventually to forfeit or sell, at fair market value, its interests in its properties.

The majority of the Company’s exploration and development activities to date have been focused on the WBJV in order to advance it to the definitive feasibility stage. During the three most recently completed fiscal years, the Company has expended approximately $17.7 million in acquisition and exploration costs on the Company’s Canadian and South African projects, with approximately 77% of such amount being expended on the WBJV.

Risk Factors

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company. The following risk factors should be given special consideration when evaluating an investment in the Company’s securities.

General

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity or quality to return a profit from production.

The Company’s business is subject to exploration and development risks

All of the Company’s properties are in the exploration stage and no known reserves have been discovered on such properties. At this stage, favorable drilling results, estimates and studies are subject to a number of risks, including:

•	the limited amount of drilling and testing completed to date;

•	the preliminary nature of any operating and capital cost estimates;

•	the difficulties inherent in scaling up operations and achieving expected metallurgical recoveries; and

•	the likelihood of cost estimates increasing in the future.

There is no certainty that the expenditures to be made by us or by our joint venture partners in the exploration of the properties described herein will result in discoveries of precious metals in commercial quantities or that any of our properties will be developed. Most exploration projects do not result in the discovery of precious metals and no assurance can be given that any particular level of recovery of precious metals will in fact be realized or that any identified resource will ever qualify as a commercially mineable (or viable) resource which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.

Political and economic instability may affect the Company’s business

South Africa has undergone significant changes in its government and laws since the free elections in 1994. At present, Mining Legislation in South Africa is continuing to undergo change. The new Mineral and Petroleum Resources Development Act became law on May 1, 2004. The regulation and operation of this new law is still being implemented. In association with the new Act, the Mining Charter sets out a target of 26% ownership and participation in the mineral industry by “Historically Disadvantaged Persons” within ten years, but the mechanisms to fully affect this objective are still evolving. Accordingly, the South African legal regime may be considered relatively new, resulting in risks related to the possible misinterpretation of new laws, unilateral modification of mining or exploration rights, operating restrictions, increased taxes, environmental regulation, mine safety and other risks arising out of new sovereignty over mining, any or all of which could have an adverse effect on the Company. There is no certainty that the Company will be able to convert its existing exploration rights into mining rights. The Company’s operations in general may also be affected in varying degrees by political and economic instability, terrorism, crime, fluctuations in currency exchange rates and inflation.

The Company is subject to the risk of fluctuations in the relative values of the Canadian Dollar as compared to the South African Rand and the United States Dollar

The Company may be adversely affected by foreign currency fluctuations. The Company is primarily funded through equity investments into the Company denominated in Canadian Dollars. Several of the Company’s options to acquire properties in the Republic of South Africa may result in option payments by the Company denominated in South African Rand or in U.S. Dollars over the next three years. Exploration and development programs to be conducted by the Company in South Africa will also be funded in South African Rand. Fluctuations in the exchange rate between the Canadian Dollar and the South African Rand or U.S. Dollar may have an adverse affect on the Company.

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The Company’s properties are subject to title risks

The Company’s properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. These defects could adversely affect the Company’s title to such properties or delay or increase the cost of the development of such properties. In addition, the Company’s properties may be subject to aboriginal or other historical rights that may be claimed on Crown properties or other types of tenure with respect to which mineral rights have been conferred.

Environmental risk

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development and a higher level of responsibility for companies and their officers, directors and employees. There is no assurance that future changes to environmental legislation in Canada or South Africa will not adversely affect the Company’s operations. Environmental risks may exist on properties in which the Company holds interests which are unknown at present and which have been caused by previous or existing owners or operators. Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. In particular, the Company’s operations and exploration activities are subject to Canadian and South African national and provincial laws and regulations governing protection of the environment. Such laws are continually changing, and in general are becoming more restrictive.

The mineral exploration industry is extremely competitive

The resource industry is intensely competitive in all of its phases, and the Company competes with many companies that possess greater financial resources and technical facilities. Competition could adversely affect the Company’s ability to acquire suitable new producing properties or prospects for exploration in the future. Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel.

Metal prices affect the success of the Company’s business

Metal prices have historically been subject to significant price fluctuations. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increases or decreases in production due to improved mining and production methods. Significant reductions or volatility in metal prices may have an adverse effect on the Company’s business, including the economic attractiveness of the Company’s projects, the Company’s ability to obtain financing and, if the Company’s projects enter the production phase, the amount of the Company’s revenues or profit or loss.

South African foreign exchange controls may limit repatriation of profits.

Loan capital or equity capital may be introduced into South Africa through a formal system of Exchange Control. Proceeds from the sale of assets in South Africa owned by a non-resident are remittable to the non-resident. Approved loan capital is generally remittable to a non-resident company from business profits. Dividends declared by a non-listed South African company are remittable to non-resident stockholders. However, there can be no assurance that restrictions on repatriation of earnings from the Republic of South Africa will not be imposed in the future.

Judgments based upon the civil liability provisions of the United States federal securities laws may be difficult to enforce.

The ability of investors to enforce judgments of United States courts based upon the civil liability provisions of the United States federal securities laws against our company and our directors and officers may be limited due to the fact that a majority of these persons reside outside of the United States and, in respect of our directors and officers, their assets are located outside the United States. There is uncertainty as to whether Canadian courts would: (i) enforce judgments of United States courts obtained against our company or our directors and officers predicated upon the civil liability provisions of the United States federal securities laws, or (ii) entertain original actions brought in Canadian courts against our company or such persons predicated upon the federal securities laws of the United States, as such laws may conflict with Canadian laws. In Canada, civil rights are within the legislative jurisdiction of the Provinces and Territories. The Province of British Columbia, in which our company and all of our directors and officers are resident, does not have laws for the reciprocal enforcement of judgments of United States courts.

We are a Passive Foreign Investment Company for United State Federal Income Tax Purposes which may have consequences for U.S. investors.

We believe that our company is a passive foreign investment company (“PFIC”) for United States Federal income tax purposes because we earn 75% or more of our gross income from passive sources. As a result, a United States holder of our Common Stock could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States holders’ Common Stock or upon receipt of “excess distributions,” unless such holder of common shares elect to be taxed currently on his or her pro rata portion of our income, whether or not the income was distributed in the form of dividends or otherwise. The election requires certain conditions be met such as filing on or before the due date, as extended, for filing the stockholder’s income tax return for the first taxable year to which the election will apply. Otherwise, the election may only partially apply. Further, the elections will increase the administrative and regulatory burden on us.

We will need additional financing.

At August 31, 2007, we had working capital of $12,643,928 (2006 - $8,602,700). Subsequent to the year end, we received aggregate proceeds of $536,500 upon exercise of 463,000 stock options at prices between $0.50 per share and $2.57 per share. We believe that these funds will be sufficient to cover general and administrative costs and fund the Company’s obligations, proposed exploration programs and engineering studies on our properties to August 31, 2008. In the interim, should a project build decision be taken on Project 1 of the Western Bushveld Joint Venture, or should the purchase of long-lead capital items or other capital expenditures related to Project 1 be approved, the Company will require additional debt and/or equity financing.  We have limited financial resources and no sources of operating cash flow. There can be no assurance that additional funding will be available to us for further exploration and development of our properties beyond the current programs. In the past, we have relied on sales of equity securities to meet our cash requirements. There can be no assurance that future operations will provide cash flow sufficient to satisfy operational requirements and cash commitments.

Should additional properties be acquired or programs be undertaken, we will require additional funding. The exploration and development of our properties depends upon our ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There can be no assurance that we will be successful in obtaining any required financing now or in the future. Failure to obtain additional financing on a timely basis could result in delay or indefinite postponement of further exploration and development of our mineral properties, with the possible loss of such properties, or the inability to acquire any additional properties.

Our operations are subject to environmental and government regulation.

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development and a higher level of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes to environmental legislation in Canada or South Africa will not adversely affect our operations. Environmental hazards may exist on our properties which are unknown at present and which have been caused by previous or existing owners or operators. Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. In particular, our operations and exploration activities are subject to Canadian and South African national and provincial laws and regulations governing protection of the environment. Such laws are continually changing and, in general, are becoming more restrictive.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

We have not made any material expenditure for environmental compliance to date. However, there can be no assurance that environmental laws will not give rise to significant financial obligations in the future and such obligations could have a material adverse affect on our financial performance.

The occurrence of events for which we are not insured or for which our insurance is inadequate may reduce or eliminate any future profitability and result in increasing costs and a decline in the value of our securities.

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fire, flooding and earthquakes may occur. It is not always possible to fully insure against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of our securities.

We have limited experience with development-stage mining operations.

We have limited experience in placing mineral properties into production, and our ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that we will have available the necessary expertise when and if we place our mineral properties into production.

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We have a history of losses and we anticipate continuing to incur losses for the foreseeable future.

We have a history of losses including net losses of $6,758,123 in the year ended August 31, 2007; $3,853,273 in the year ended August 31, 2006; and $3,795,648 in the year ended August 31, 2005. At August 31, 2007, we had an accumulated deficit of $22,168,927 (2006 - $15,410,804). We anticipate continuing to incur losses for the foreseeable future until we can successfully place one or more of our properties into commercial production on a profitable basis.

We have a lack of cash flow, which may affect our ability to continue as a going concern.
We are an exploration company with a history of losses and no history of revenues from our operations. None of our properties are in production or are expected to be developed in the near future, if at all. During the year ended August 31, 2007, we had a loss of $6,758,123 (2006 - $3,853,273) and used $3,682,561 (2006 - $2,356,261) in cash for operating activities and $5,771,234 (2006 - $6,522,431) in cash for investing activities. Historically, the only source of funds available to us has been through the sale of our equity securities.

The auditors’ report on our August 31, 2006 annual consolidated financial statements includes additional comments which indicate that the financial statements are affected by conditions and events that cast doubt on our ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our continuing operations and the recoverability of the amounts capitalized for mineral properties in our consolidated financial statements, prepared in accordance with Canadian GAAP, is dependent upon our ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they become due. External financing, predominately by the issuance of equity to the public, will be sought to finance our operations; however, there is no assurance that sufficient funds will be raised.

We are required to contribute our share of exploration costs to maintain our interests in certain properties.

We may, in the future, be unable to meet our share of costs incurred under agreements to which we are a party and we may as a result be subject to loss or dilution of our rights to acquire interests in the properties subject to such agreements.

None of our properties contain any known reserves.

All of our properties are in the exploration stage meaning that we have not determined whether any such property contains mineral reserves that are economically recoverable. Failure to discover economically recoverable reserves will require us to write-off costs capitalized in our Canadian GAAP financial statements, which at August 31, 2007 totaled  $17,789,082 (2006 - $16,660,885).

We depend on our key management employees.

Our development to date has depended, and in the future will continue to depend, on the efforts of our key management figures:  R. Michael Jones, our Chairman, President, CEO and director; Frank R. Hallam, our Chief Financial Officer and director; and Peter Busse, our Chief Operating Officer. The loss of any of our key management figures could have a material adverse effect on us. We have entered into contracts with the named directors, officers and employees. We do not maintain key man insurance on any of our management.

Our directors may be associated with other mineral resource companies.

Certain of our officers and directors may become associated with other natural resource companies that acquire interests in mineral properties. R. Michael Jones, our Chairman, President, Chief Executive Officer and director is also a director of Jerico Explorations Inc., a public company with a mineral exploration property in Arizona, a director of West Timmins Mining Inc., a public company with mineral exploration properties in Canada and Mexico, and a director of MAG Silver Corp., a public company with silver properties in Mexico. Frank Hallam, our Chief Financial Officer and director, is also a senior officer of MAG Silver Corp., a director of Jerico Explorations Inc., and a director and senior officer of West Timmins Mining Inc. Eric Carlson, director, is also a director of MAG Silver Corp. and a director of West Timmins Mining Inc. Any conflicts, which may arise, will be dealt with as disclosed below.

Such associations may give rise to conflicts of interest from time to time. Our directors are required by law to act honestly and in good faith with a view to the best interests of our company and to disclose any interest, which they may have in any project or opportunity of our company. If a subject involving a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not our company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which our company may be exposed and our financial position at that time.

We have outstanding stock options and share purchase warrants which, if exercised, could cause dilution to existing stockholders.

At November 29, 2007, we had 4,142,375 stock options issued and outstanding with a weighted average exercise price of $2.47 per share and 850,000 share purchase warrants issued and outstanding with an exercise price of $1.75 per share. Stock options and share purchase warrants are likely to be exercised when the market price of our Common Stock exceeds the exercise price of such stock options or share purchase warrants. The exercise of such stock options or share purchase warrants and the subsequent resale of such Common Stock in the public market could adversely affect the prevailing market price and our ability to raise equity capital in the future at a time and price which we deem appropriate. We may also enter into commitments in the future which would require the issuance of additional Common Stock and we may grant additional share purchase warrants and stock options. Any share issuances from our treasury will result in immediate dilution to existing stockholders.

Our share price has been volatile in recent years.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of many companies, particularly those considered exploration or development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of our Common Stock on the TSX fluctuated from a high of $4.79 to a low of $1.85 and on the American Stock Exchange and the NASD OTC Bulletin Board Service from a high of US$5.00 to a low of US$1.64 within the twelve month period preceding the date of this Annual Information Form. There can be no assurance that continual fluctuations in price will not occur.

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We do not expect to pay dividends.

We have not paid any dividends since incorporation and we have no plans to pay dividends for some time. Our directors will determine if and when dividends should be declared and paid in the future based on our financial position at the relevant time. All of the shares of Common Stock are entitled to an equal share of any dividends declared and paid.

Companies with Asset-back Securities Outstanding

The Company holds no asset-backed securities or commercial paper.

Project Description and Location

Western Bushveld Joint Venture

Readers are encouraged to read the following technical reports, from which the discussions in this section are derived:

1.
Filed on SEDAR October 30, 2007: Competent Persons Report on Project Area 1 and 1A of the Western Bushveld Joint Venture (WBJV) Located on the Western Limb of the Bushveld Igneous Complex, South Africa (n/r of September 7, 2007);

2.	Filed on SEDAR June 19, 2007: Mineral Resource Estimate, Frischgewaagd 96JQ Portion 11 North West Province, Republic of South Africa, June 2007 (n/r of April 30, 2007);

3.
Filed on SEDAR March 23, 2007: Inferred Mineral Resource Estimation on Project Area 2 of the Western Bushveld Joint Venture (WBJV) Located on the Western Limb of the Bushveld Igneous Complex, South Africa (n/r of February 7, 2007);

4.	Filed on SEDAR January 30th, 2007: Technical Report Western Bushveld Joint Venture Project 1 (Elandsfontein and Frischgewaagd) – (n/r of January 10, 2007);

Introduction

On October 26, 2004 the Company (37%) entered into a Joint Venture with Anglo Platinum (37%) and Africa Wide Mineral Prospecting and Exploration (Pty) Limited (26%) to pursue platinum exploration and development on combined mineral rights covering 72 square kilometres on the Western Bushveld Complex of South Africa. The Company contributed all of its interests in portions of the farms Onderstepoort 98 JQ, Mimosa 81 JQ and Elandsfontein 102 JQ. The Company was also required to complete Rand 35 million (at August 31, 2005 approx. C$6.44 million) in expenditures as part of its earn-in, which expenditure the Company completed in April 2006. Certain portions of Elandsfontein 102 JQ, Onderstepoort 98 JQ, Frischgewaagd 96 JQ, Mimosa 81 JQ and Koedoesfontein 94 JQ were contributed by Rustenburg Platinum Mines Ltd., a wholly-owned subsidiary of Anglo Platinum. Under the terms of the original WBJV Agreement, upon the delivery of a bankable feasibility study, each partner to the WBJV will receive credit for ounces contributed by their original property as to inferred ounces at US$0.50 per ounce, indicated ounces at US$3.20 per ounce and measured ounces at US$6.20 per ounce. The Company will also be credited for its Rand 35 million expenditure as described above. Each party will then have the opportunity to make equalizing cash payment, or contribute capital going forward in order to catch up any resulting shortfall in their contributed capital and thereby maintain their respective working interest in the JV. Together the properties of the WBJV are centred on Longitude 27o 00’ 00’’ (E) and Latitude 25o 20’ 00’’ (S). For more details of the WBJV option agreement and the properties contributed by the Company see Note 5. of the Company’s August 31, 2007 audited year end financial statements available on SEDAR at www.sedar.com in part 1(f).

The WBJV property is located on the south-western limb of the Bushveld Igneous Complex (“BIC”), 110km west-northwest of Pretoria and 120km from Johannesburg. The resources of the WBJV Project Area are located approximately 11km along strike from the active Merensky Reef mining face at the operating Bafokeng Rasimone Platinum Mine (BRPM). BRPM completed opencast mining on the UG2 Reef within 100m of the WBJV property boundary.  There are no known mine workings, tailings ponds or waste deposits on the project area itself.  The property is cross cut from north-west to south-east by the intermittent Elands River.  There are no known environmental liabilities associated with the project area.  The Rustenburg highway cross cuts the project area along its westerly edge from south to north.  Small scale developments including farmland, commercial facilities and a hotel are located west of the highway.

All of the mineral rights for the properties of the WBJV are now held under New Order Prospecting Permits issued by the Government of South Africa.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The project area is located, some 41km northwest of the North West Province town of Rustenburg. The town of Boshoek is situated 16km to the south along the tar road that links Rustenburg with Sun City and crosses the project area. The WBJV adjoins the Anglo Platinum-managed BRPM to the southeast. A railway line linking BRPM to the national network passes the project area immediately to the east with a railway siding at Boshoek. The WBJV properties are readily accessible from Johannesburg by traveling 120km northwest on Regional Road 24 to the town of Rustenburg and then a further 41km. Both BRPM to the south of the project area and Styldrift, a joint venture between the Royal Bafokeng Nation and Anglo Platinum, which lies directly to the east of the property, have modern access roads and services. Numerous gravel roads crossing the WBJV properties provide easy access to all portions.

The area is characterized by extensive savannah with vegetation consisting of grasses and shrub with few trees. There is low rainfall, (the area is considered semi arid with an annual rainfall of 520mm) and high summer temperatures. The area is typical of the Highveld Climatic Zone. The rainy season is in the summer months from October to April with the highest rainfall in December and January. In summer (November to April) the days are warm to hot, with afternoon showers or thunderstorms; temperatures average 26ºC (79ºF) and can rise to 38ºC (100ºF); and night temperatures drop to around 15ºC (60ºF). During winter months (May to October), days are dry and sunny with moderate to cool temperatures, while evening temperatures drop sharply. Temperatures by day generally reach 20ºC (68ºF) and can drop to below 0ºC with frost occurring in the early morning. The hottest months are generally December and January with June and July being the coldest. The climate of the area does not hinder the operating season and exploration can continue all year long.

South Africa has a large and well-developed mining industry. The project is located in an area with a long history of mining activity and this, among other factors, means that the infrastructure in the area is well established, with well-maintained roads and highways as well as electricity distribution networks and telephone systems. All project areas are close to major towns and informal settlements as a potential source of labour with paved roads being the norm. Power lines cross both project areas and water for drilling and other purposes is, as a rule, drawn from boreholes. Water for potential project development will need to be piped in. Water rights and supply for the project have yet to be secured. As several platinum mines are located adjacent to and within 50km of the property, there is excellent access to materials and skilled labour. One of the smelter complexes of Anglo Platinum is located within 60km of the property.

Surface rights to 365 ha on the Farm Elandsfontein have been purchased by the Company on behalf of the WBJV and this property will be of some use for potential operations. Further surface rights will be required within the footprint of the mineral rights area for location of shaft infrastructure, mill facilities, mill and concentrator facilities and waste and tailings sites.

The WBJV area is located on a central plateau. The project has prominent hills, which occur in the northern most portions, but generally, variations in topography are minor and limited to low, gently sloped hills. Elevations range from 1,080 metres above mean sea level (AMSL) towards the Elands River in the north to 1,156m AMSL towards the farm Onderstepoort in the southwest.

History

Since the 1920’s the Western Limb of the BIC has been explored, developed and exploited for platinum group elements. Approximately 70% of the World’s platinum production is currently produced in this area and it has been the major World source for platinum since the late 1920’s. The main areas of development on the Western Limb have been approximately 90 kilometres to the south and south east of the project area along the exposed strike extension of the Critical Zone, the main platinum bearing stratigrahic unit of the BIC. The Critical Zone is not exposed at surface in the project area. In the project area itself records indicate only moderate exploration activity by a few operators commencing in the 1970’s. Work since that time until 2004 included limited surface work, drilling and geophysical surveys.

The Company is the operator of the WBJV. From inception of the WBJV in October 2004 to April 2006 the Company funded a required exploration program in the amount of Rand 35 million (at August 31, 2005 approx. C$6.44 million). Since then the partners of the WBJV have been required to fund their portion of further expenditures pro-rata based upon their working interest in the Joint Venture. From April 2006 to March 2007 the partners to the WBJV approved budgets in the amount of Rand 76,393,208 (approximately C $11.7 million at September 2006). In July 2007 the WBJV participants approved a new cash budget for the WBJV totalling Rand 102,976,176 (approximately C $15.5 million in July 2007).

In April 2007 Africa Wide accepted an offer for the purchase of 100% their company from Wesizwe Platinum Ltd. (WEZ:JSE) (“Wesizwe”). The transaction closed in September 2007 and Wesizwe paid consideration of 57.4 million new shares of Wesizwe at a deemed price of Rand 10.48 per share for total consideration of Rand 601.5 million (approximately C$90 million). Since September 2007 Wesizwe has become responsible for all of the rights and obligations of Africa Wide. In November 2007 Wesizwe paid all amounts previously due by Africa Wide to both the WBJV and to the Company.

On April 9, 2007 the Company announced the formal contribution to the WBJV of a 50% interest in the mineral rights to the 494 hectare Portion 11 of the Farm Frischgewaagd 96 JQ (“Portion 11”) by Rustenburg Platinum Mines Ltd., a subsidiary of Anglo Platinum. With this addition the geographic area of the WBJV now covers approximately 72 square kilometres of territory. Portion 11 now forms part of the Project 2 area of the WBJV. This expanded Project 2 area is adjacent to the WBJV “Project 1” area. Anglo Platinum’s 50% interest in Portion 11 relates to New Order mineral rights that were converted from Old Order rights in 2007. All of the parties to the shared mineral rights on Portion 11 and RE 4 are working toward a detailed co-operation agreement. Current drilling, being conducted under initial co-operation agreements, is expected to continue.

Under the terms of the WBJV agreement, once a bankable feasibility study has been completed the respective deemed capital contribution of each party will be credited based on their contribution of measured, indicated, and inferred platinum group metal (“PGM”) ounces from the contributed properties comprising the WBJV, determined in accordance with the South African SAMREC code. Under the terms of the original WBJV Agreement, inferred ounces will be credited at US$0.50 per ounce, indicated ounces will be credited at US$3.20 per ounce and measured ounces will be credited at US$6.20 per ounce. The Company will also be credited for its Rand 35 million expenditure as described above. Each party will then have the opportunity to make equalizing cash payment, or contribute capital going forward in order to catch up any resulting shortfall in their contributed capital and thereby maintain their respective working interest in the JV. Should a party not wish to participate, the JV agreement provides a mechanism whereby the parties may elect to become “non-contributory” to the JV and by doing so they would be subject to dilution. Anglo Platinum may only be diluted to a minimum 15% non-contributory interest in the WBJV.

Portion 11 was contributed to the WBJV in 2007 as originally planned under the existing terms of the October 2004 WBJV Agreement. For this later contribution of Portion 11 the original credit rates for equalization as described above have been amended to US$0.62 per inferred ounce, US$10.37 per indicated ounce and US$39.55 per measured ounce in order to adjust for current market conditions.

In January 2007 the Company published a Pre-Feasibility Report and an updated Independent Resource Estimate which shows Measured, Indicated and Inferred “4E” (platinum, palladium, rhodium and gold) resources for the Project 1 area of the WBJV. On February 7, 2007 the Company published an initial Independent Resource Estimate for the Project 2 area of the WBJV. Later, on September 7, 2007 the Company published its most recent resource calculation for the WBJV.

The Pre-Feasibility Study and revised resource estimation for the Project 1 area of the WBJV was dated January 15, 2007. A report titled “Technical Report Western Bushveld Joint Venture Project 1 (Elandsfontein and Frischgewaagd)” was filed by the Company on www.sedar.com January 30, 2007. The Pre-Feasibility Study considers and outlines the details and possible mitigation of several considered projects risks, not yet assessed in full detail, including metallurgical recoveries, smelting and refining costs, surface and mining rights, permits, and involvement of communities in compliance with the Minerals and Petroleum Resources Development Act (2002).

The Pre-Feasibility Study’s findings were positive for a platinum mine in the Project 1 area of the WBJV in South Africa. The partners of the WBJV gave their approval to advance towards a bankable feasibility study with a potential scope for an underground mine producing 155,000 ounces per annum platinum or 250,000 ounces per annum platinum, palladium, rhodium and gold in concentrate. (See section in this report on “Risk Factors”)

Resources in the Measured and Indicated categories can be included in a bankable feasibility financial model under SAMREC and NI-43101 guidelines. Resources that are not reserves do not have demonstrated viability. Further drilling is now investigating additional areas with reef potential along strike on Project areas 2 and 3 within the Joint Venture area. At the time of writing the Company has four diamond drilling rigs deployed on the WBJV. The WBJV property includes the untested projected surface trace of the Merensky and UG2 reefs which have been intercepted in a number of drill holes outside of areas where resources have been defined to date. To the time of writing the WBJV has completed more than 100,000 metres of drilling in approximately 200 boreholes.

Geological Setting

Regional Geology of the BIC

The stable Kaapvaal and Zimbabwe Cratons in southern Africa are characterised by the presence of large mafic-ultramafic layered complexes. These include the Great Dyke of Zimbabwe, the Molopo Farms Complex in Botswana and the well-known BIC.

The BIC was intruded about 2,060 million years ago into rocks of the Transvaal Supergroup along an unconformity between the Magaliesberg quartzites (Pretoria Group) and the overlying Rooiberg felsites (a dominantly felsic volcanic precursor). The BIC is by far the most economically important of these deposits as well as the largest in terms of preserved lateral extent, covering an area of over 66,000km2. It has a maximum thickness of 8km, and is matched in size only by the Windimurra intrusion in Western Australia and the Stillwater intrusion in the USA (Cawthorn, 1996). The mafic component of the Complex hosts layers rich in PGEs, nickel, copper, chromium and vanadium. The BIC is reported to contain about 75% and 50% of the world’s platinum and palladium resources respectively (Vermaak, 1995). The mafic component of the BIC is subdivided into several generally arcuate segments/limbs, each associated with a pronounced gravity anomaly. These include the western, eastern, northern/Potgietersrus, far western/Nietverdient and southeastern/Bethal limbs. The mafic rocks are collectively termed the Rustenburg Layered Suite (RLS) and are subdivided into the following five zones (figure 1 and figure 2):

•	Marginal Zone comprising finer-grained gabbroic rocks with abundant country-rock fragments.

•	Lower Zone – the overlying Lower Zone is dominated by darker, more iron and magnesium bearing rocks (orthopyroxenite with associated olivine-rich cumulates, harzburgite, dunite).

•
Critical Zone – its commencement is marked by first appearance of well-defined cumulus chromitite layers. Seven Lower Group chromitite layers have been identified within the lower Critical Zone. Two further chromitite layers – Middle Group (MG) – mark the top of the lower Critical Zone. From this stratigraphic position upwards, plagioclase becomes the dominant cumulus phase and lighter coloured (noritic) rocks predominate. The MG3 and MG4 chromitite layers occur at the base of the upper Critical Zone, which is characterised from here upwards by a number of cyclical units. The cycles commence in general with narrow, darker (pyroxenitic) horizons (with or without olivine and chromitite layers); these invariably pass up into norites, which in turn pass into near white layers (leuconorites and anorthosites). The UG1 – first of the two Upper Group chromitite layers – is a cyclical unit consisting of chromitite layers with overlying footwall units that are supported by an underlying anorthosite. The overlying UG2 chromitite layer is of considerable importance because of its economic concentrations of PGEs. The two uppermost cycles of the Critical Zone include the Merensky and Bastard cycles. The Merensky Reef (MR) is found at the base of the Merensky cycle, which consists of a pyroxenite and pegmatoidal feldspathic pyroxenite assemblage with associated thin chromitite layers that rarely exceed one metre in thickness. The top contact of the Critical Zone is defined by a giant mottled anorthosite that forms the top of the Bastard cyclic unit.

•
Main Zone– consists of norites grading upwards into gabbronorites. It includes several distinctive mottled anorthosite units towards the base and a distinctive pyroxenite, the Pyroxenite Marker, two thirds of the way up. This marker-unit does not occur in the project area, but is evident in the adjacent BRPM. The middle to upper part of the Main Zone is very resistant to erosion and gives rise to distinctive hills, which are currently being mined for dimension stone (black granite).

•
Upper Zone– the base is defined by the appearance of cumulus magnetite above the Pyroxenite Marker. The Upper Zone is divided into Subzone A at the base; Subzone B, where cumulus iron-rich olivine appears; and Subzone C, where apatite appears as an additional cumulus phase.

Local Geology –Western Bushveld Limb

Exposures of the BIC located on the western limb include the stratigraphic units of the RLS. The local geology includes the classic layered sequence of the RLS and the footwall rocks of the Transvaal Supergroup. The Merensky Reef is believed to be present within much of this lobe. The position of the Merensky Reef is closely associated with the upper Critical Zone.

Project Geology

The sequence of the BIC within the WBJV area is confined to the lower part of the Main Zone (Porphyritic Gabbro Marker) and the Critical Zone (HW5–1 and Bastard Reef to UG1 footwall sequence). The rock sequence thins towards the southwest (subcrop) including the marker horizons with concomitant middling of the economic reefs or total elimination thereof. The UG2 Reef and, more often, the UG1 Reef are not developed in some areas owing to the irregular and elevated palaeo-floor of the Transvaal sediments. In the north end of the WBJV project area a younger volcanic root, the Pilanesburg Complex, crosscuts the BIC and the Critical Zone, the main strata of economic interest.

Surface Geology

The WBJV is underlain by the lower portion of the RLS, the Critical Zone and the lower portion of the Main Zone. The ultramafic Lower Critical Zone and the Mafic Upper Critical Zone and the Main Zone weather to dark, black clays with very little topography. The underlying Transvaal Supergroup comprises shale and quartzite of the Magaliesberg Formation, which creates a more undulating topography. Gravity, magnetic, LANDSAT, aerial photography and geochemistry have been used to map out lithological units.

In parts of the WBJV the MR outcrops, as does the UG2 Reef, beneath a relatively thick (2-5m) overburden of red Hutton to darker Swartland soil forms. The sequence strikes northwest to southeast and dips between 4° and 42° with an average of 20° in the Project 1 and 1A areas. The top 32m of rock formation below the soil column is characterized by a highly weathered rock profile (regolith) consisting mostly of gabbro within the Main Zone. Thicknesses of this profile increase near intrusive dykes traversing the area.

Reefs

The MR is a well developed seam along the central part and towards the north eastern boundary of the Project area. Islands of thin reef and relatively low-level mineralization are present. The better-developed reef package, in which the intensity of chromitite is generally combined with pegmatoidal feldspathic pyroxenite development, occurs as larger island domains along a wide central strip in a north south orientation from subcrop to deeper portions.

The UG2 reef is well developed towards the northeast of the project area, but deteriorates towards the southwest. Within the latter area, the reef is present as a thin discontinuous or disrupted chromitite/pyroxenite layer. It also appears to be disrupted by the shear zone along the footwall alteration zone. Towards the northwest on Frischgewaagd, the reef is generally well developed and occurs as a single prominent chromitite layer varying in thickness from a few centimetres to ~2m.

Identification of the reefs relies on the recognition of the layered sequence or stratigraphy and an example of this is provided in figure 2.

The thickness of the sequences between the UG2 and MR in the Project 1 and 1A areas increases from ~10m to 80m in a southwest-northeast direction. A similar situation exists in the north of the project area but with the thickness between the reefs ranging from 6m to 25m at depths of 200m below surface. In general, the thickness between the reefs appears to increase in a northeasterly direction, sub-parallel to the strike of the BIC layered lithologies.

Local Structure

Floor rocks in the southwestern BIC display increasingly varied degrees of deformation towards the contact with the RLS. Structure within the floor rocks is dominated by the north-northwest trending post-Bushveld Rustenburg Fault. This normal fault with down-throw to the east extends northwards towards the west of the Pilanesberg Complex. A second set of smaller faults and joints, striking 70° and dipping very steeply south-southeast or north-northwest, are related to the Rustenburg fault system. These structures were reactivated during the intrusion of the Pilanesberg Complex. Dykes associated with this Complex intruded along these faults and joints.

Major structures, which occur within the WBJV area, include the Caldera and Elands faults and Chaneng Dyke and a major north-south trending feature, which can be observed across the entire Pilanesberg Complex (figure 3). These east-west trending structures dip steeply (between 80° and 90°). The magnetics indicate that the Chaneng Dyke dips steeply to the north. This is consistent with similar structures intersected underground on the neighbouring Bafokeng Rasimone Platinum Mine, which all dip steeply northward.

Two stages of folding have been recognized within the area. The earliest folds are mainly confined to the Magaliesberg Quartzite Formation. The fold axes are parallel to the contact between the RLS and the Magaliesberg Formation. Quartzite fragments are present close to the contact with the RLS and the sedimentary floor. Examples of folding within the floor rocks are the Boekenhoutfontein, Rietvlei and Olifantsnek anticlines. The folding was initiated by compressional stresses generated by isostatic subsidence of the Transvaal Supergroup during sedimentation and the emplacement of the pre-Bushveld sills. The presence of an undulating contact between the floor rocks and the RLS, and in this instance the resultant formation of large-scale folds, substantiates a second stage of deformation. The fold axes trend at approximately orthogonal angles to the first folding event. Deformation during emplacement of the BIC was largely ductile and led to the formation of basins by sagging and folding of the floor rocks. This exerted a strong influence on the subsequent evolution of the Lower and Critical Zones and associated chromitite layers.

The structural events that influenced the floor rocks played a major role during emplacement of the BIC. There is a distinct thinning of rocks from east to west as the BIC onlaps onto the Transvaal floor rocks, even to the extent that some of the normal stratigraphic units have been eliminated. The vertical separation Merensky and UG2 decreases from 60m to 2m at outcrop position.

Project Structure

A structural model was developed from data provided by the magnetic survey results, geological logs of drilled cores, and more recently with 3-D seismic survey interpretations. At least three generations of faults were identified on the property.

Down hole geophysical logging was also used to confirm the orientation of structures identified and interpreted. The geophysical information provided good correlation to the interpretation. Project level structure is an important risk factor for potential economic considerations and has been studied.

The oldest event appears to be associated with dykes and sills trending at 305 degrees and is of post-BIC age. It appears to be the most prominent, with the largest displacement component of more than 20m. The majority of the faults are normal faults dipping in a westerly direction, decreasing in their dip downwards and displaying typical listric fault system behaviour.

A second phase represented by younger fault features is trending in two directions at 345 degrees and 315 degrees northwards respectively and appears to have consistent down-throws towards the west.

A third phase of deformation may be related to a regional east-west-striking dyke system causing discontinuity on adjacent structures. Several dolerite intrusives, mainly steep-dipping dykes and bedding-parallel sills, were intersected in boreholes. These range in thickness from 0.5–30m and most appear to be of a chilled nature; some are associated with faulted contacts. Evident on the magnetic image is an east-west-trending dyke, which was intersected in borehole WBJV005 and appears to be of Pilanesberg-intrusion age. This dyke has a buffer effect on structural continuity as faulting and earlier stage intrusives are difficult to correlate on either side; and more work is required to understand the mechanics.

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Figure 1: Location of the WBJV in the Western Limb of the BIC

Platinum Group Metals
Location of the WBJV in the Western Limb of the Bushveld Igneous Compex
Pilanesberg Alkaline Complex
PC
LGS
UZ
MZ
CZ
TS
WBJV
Scale
0
30km
RUSTENBURG LAYERED SUITE:
UPPER ZONE
MAIN ZONE
UPPER CRITICAL ZONE
LOWER CRITICAL ZONE
LOWER ZONE
MARGINAL ZONE
MERENSKY REEF
Upper Group
Middle Group
Lower Group
MG4
MG3
MG2
MG1
LEGEND:
WBJV
Minxcon

Figure 2: Detailed Stratigraphy of the Western Bushveld Sequence

Platinum Group Metals
Detailed Stratigraphy of the Western Bushveld Sequence
Est metres
Litho- unit
MZN (Main Zone) >450m
MZGN4 Gabbro
MMA2 Mottled / spotted anorthosite sequence
MZGN3 Gabbro - norite
PCN Porphyritic Cluster Gabbro- norite
MZGN2 Gabbro - norite
MMA1 Mottled / spotted anorthosite sequence
MZGN1 Gabbro - norite
Norite/ Gabbro-norite with occasional alternative fine-grained fpyx layering (often iron replacement inclusions)
BCU (Bastard Cyclic Unit)
20 - 40 HW5 Transgression contact from MZN, med. mottled anorthosite grading into spotted anorthosite (VTAN)
8 – 10 HW4 Leopard spotted poikan anorthosite towards abrupt contact of HW3
8 - 10 HW3 Large mottled anorthosite grading down the sequence to medium mottled anorth (GPA).
4 HW2 Spotted leuco-norite
6 HW1 Norite grading into fine-grain pyroxenite
2 - 3 BR Bastard Reef: Pyroxenite med to coarse grained (sometimes feldspathic & bronzite inclined – no chromitite)
MCU (Merensky Cyclic Unit)
3 MID3 Poikan Mottled anorthosite
6 -7 MID2 Grading from top to bottom med mottled to spotted anorthosite to leuco norite
0 - 8 MID1 Mela-Norite grading to the base into pyroxenite fine grained
0.1- 1.5 MPyx Merensky HW pyroxenite – coarse grained (bottom graded sulphides)
0.02 – 0.60 MR Merensky Reef : At least two facies: 1. Upper & lower Chromitite with internal Felds- peg Pxnt (FPP facies) 2. Upper Chromitite & underlying Feldspathic Pyroxenite (FPP <5cm)
MFCU (Merensky Footwall Cyclic Unit)
3 - 5 FW1 Grading from spotted anorth (FW1A) few cm at top towards leuco- norite (FW1B) towards base (interbanded anorthosite)
0.1 – 0.3 FW2 Cyclic unit (spotted anorthositic norite – to – mottled anorth – to – fine grain Feldsp- pyroxenite.
2- 5 FW3 Norite (FW3A) grading into Leuco-norite (FW3B) with variable texture (corona texture not always present).
0.5 - 1 FW4 Small mottled to spotted poikilitic norite (occasionally thin <5cm anorthositic layer included) colour pink-white to white
1 - 3 FW5 Olivien-Leuco-norite with corona texture towards the base
1 - 8 FW6 Large mottled (poikilitic) anorthosite, pinkish white (sometimes pegmatoidal feldspathic hartzburgite pyroxenite boulder-like inclusions.
1-6mm LC The Lone Chrome Marker (1 to 6mm) at bottom of FW6 as abrupt interface between FW6 and FW7
P2CU (Pseudo2 Cyclic Unit)
0.3 - 35 FW7 Upper Leuco-norite (banded/spotted greenish anorthositic) with corona texture olivine crystals surrounded by plagioclase growth. Platy Olivine Marker.
1 -3 FW8 Spotted leuco- olivine norite
0 – 1.5 FW9 Mottled towards spotted anorthosite
0.1 - 9 FW10 Hartzburgite – Troctolite (Spotted anorthositic norite)
P1CU (Pseudo1 Cyclic Unit)
3 -11 FW11 Fine spotted leuco-norite
8 -13 FW12 Large mottled anorthosite
UG2L3 Leader chromitite seam variable thickness in pyroxenite, abrupt contacts. Mostly not developed thin seam (5mm to 30mm)
UG2U (UG2 Unit)
0.03 -1.2 UG2 HW Coarse grained feldspathic-pyroxenite
0.03 – 0.20 UG2L2 Leader chromitite seam variable thickness, abrupt contacts.
0.10 – 0.25 UG2L1 Leader chromitite seam variable thickness, abrupt contacts.
0.06 – 0.30 UG2 Pxnt Separation pyroxenite between Main and Upper Leaders, coarse grained.
0.05 – 1.9 UG2 Main Massive chromitite seam
UG1CU (UG1 Cyclic Unit)
0 – 0.2 UG2FW Pegmatoidal pyroxenite mostly Hartzburgitic (FHARB) with some streakiness.
8 -10 FW13 Leuco-norite with spotted anorthositic phases.
0.3 – 5 UG1 Several chromitite seams (3 to 5) variable thickness (1mm to 0.8m) separated by pyroxenite and norite.
MG4CU 8 - 20 FW16 Mottled anorthositic – upper section grading towards norite and FPYX towards the base.
BSMT Horingfelsic contact with Transvaal sediments.
Minxcon

Figure 3: Regional Structural Data

Platinum Group Metals
Regional Stucture
WBJV
Caldera Fault
Elands Fault
Chaneng Dyke
Rustenburg Fault
0 1.5 3 6 9 12
Kilometers
LEGEND
Major Faults
Dykes and Major Magnetic Lineaments
Lineaments observed from LANDSAT Imagery
WBJV Boundary
Minxcon

Exploration

The Company is the operator of the WBJV and Company personnel have conducted or supervised the work described below. Third party contractors are used to conduct specific components of the work, such as drilling contractors or geophysical contractors, for example, but they remain under the direction of the Company.

Fieldwork in the form of soil sampling and surface mapping was initially done on the farm Onderstepoort, where various aspects of the lower Critical Zone, intrusive ultramafic bodies and structural features were identified. Efforts were later extended southwards to the farms Frischgewaagd and Elandsfontein.

Geophysical information obtained from Anglo Platinum was very useful during the identification and extrapolation of major structural features as well as the lithological layering of the BIC.

Additional ground gravity survey measurements of 120.2km have been completed by the Company on 500m line spacing perpendicular to the strike across the deposit, together with 65.5km of ground magnetic survey. The ground gravity data played a significant role in determining the hinge line where the BIC rocks start thickening down-dip, and this raised the possibility of more economic mineralisation. At the same time, the data shows where the Transvaal footwall causes the abutment or onlapping of the BIC rocks. Ground magnetic data helped to highlight faults and dykes as well as to delineate iron replacement ultramafic pegmatoids, which generally disrupt the economic viability of the reefs within the Critical Zone.

An aeromagnetic survey was flown for Anglo Platinum by Fugro Airborne using a Midas Heli-borne magnetic gradiometer system. A total of 25,324 line kilometres were flown on lines with a direction of 55° (true north) and with a sensor at a nominal elevation of 20m. The area covered by the survey was some four times larger than the WBJV area, which was situated in the north western quadrant of the surveyed area. The high resolution survey data was of a very high quality. The aeromagnetic data alone made it possible to delineate magnetic units in the Main Zone, to recognise the strata strike and to identify the dykes and iron-replacements

Since March 2005 PTM has drilled 137,954 metres of core from borehole WBJV001 to WBJV216. Including borehole assay data provided by Anglo Platinum a total of 40,122 samples have been compiled into the project database.  Of this total the Company has contributed 30,909 assay samples from the above boreholes comprised of 25,982 field samples, 2,445 standards and 2,482 blanks.  Of the standards submitted by the Company 1.60% failed for platinum and 1.27% failed for palladium.  Of the blanks submitted by the Company 0.81% failed for platinum and 0.32% failed for palladium  A failure is defined as a result more than 3 standard deviations from the mean of the results returned.  The failures reported are well within the acceptable limit according to industry guidelines.  Of the failures reported the majority were related to laboratory problems or data entry errors.  The Company has determined that the database is reliable. A failed standard is considered to be cause for re-assay if it falls within a determined mining cut for either the Merensky or UG2 Reefs (MRMC and UG2MC).

Mineralization

Exposures of the BIC located on the western limb include the stratigraphic units of the Rustenburg Layered Suite (“RLS”).  The sequence comprises mostly gabbros, norites, anorthosites and pyroxenites. The potential economic horizons within the BIC and within the WBJV Project Area are the Merensky Reef and UG2 Reef situated in the Critical Zone of the RLS of the BIC; these horizons are known for their continuity. The Merensky Reef is generally associated with a 0.1–1.2m-thick pegmatoidal feldspathic pyroxenite unit and is also generally associated with thin chromitite layers on either/both the top and bottom contacts of the reef. The UG2 chromitite layer occurs sequentially below the Merensky Reef and is on average 1.50m thick. Both Reefs are pervasive along the Western Limb of the BIC and occur within the project area.

The Merensky and UG2 Reefs are mined at the BRPM adjoining the WBJV property as well as on other contiguous platinum-mine properties. In general, the layered package dips at less than 20 degrees and local variations in the reef attitude have been modelled. The Merensky and UG2 reefs, in the Project Area dip between 4 and 42 degrees.

Drilling

The type of drilling being conducted on the WBJV is a diamond-drilling core-recovery technique involving a BQ-size solid core extraction. The drilling is placed on an unbiased 500m x 500m grid and detailed when necessary to a 250m x 250m grid. To date, 162 boreholes have been drilled by the Company on Project Area 1 and 27 boreholes have been drilled on Project Area 1A. A total of 17 holes have been drilled on the Farm Koedoesfontein within the Project 3 area. A total of 7 holes have been drilled on RE 4 and Portion 11 of the Farm Frischgewaagd within the Project 2 area by the WBJV. Additional holes have also been drilled on RE 4 and Portion 11 by Project 2 operator Wesizwe, who reports that they have drilled a further 95 bore holes for a total of 74,138 metres on those farm portions.

The results of the drilling and the general geological interpretation are digitally captured in SABLE (a commercially available logging software) and in a GIS software package named ARCVIEW. The exact borehole locations, together with the results of the economic evaluation, are plotted on plan. From the geographic location of the holes drilled, regularly spaced sections are drawn by hand and digitised. This information was useful for interpreting the sequence of the stratigraphy intersected as well as for verifying the borehole information.

The structural features identified from aeromagnetic data were interpreted in terms of a regional structural model. Major dyke features were easily recognised and these assisted in the compilation of a structural model for the WBJV project area.  Exploration drilling later helped to confirm these interpretations.

The geometry of the deposit has been clearly defined in the sections drawn through the property. All holes were drilled vertically and the down hole surveys indicate very little deviation. A three-dimensional surface – digital terrain model (DTM) – was created and used in the calculation of the average dip of 10 to 30 degrees. This dip has been factored into the calculations on which resource estimates are based.

Sampling and Analysis

Collection of Core

Drilled core is cleaned, de-greased and packed into metal core boxes by the drilling company. The core is collected from the drilling site on a daily basis by a Company geologist and transported to the exploration office by Company personnel. Before the core is taken off the drilling site, the depths are checked and entered on a daily drilling report, which is then signed off by the Company. The core yard manager is responsible for checking all drilled core pieces and recording the following information:

•	Drillers’ depth markers (discrepancies are recorded).

•	Fitment and marking of core pieces.

•	Core losses and core gains.

•	Grinding of core.

•	One-meter-interval markings on core for sample referencing.

•	Re-checking of depth markings for accuracy.

Core sampling is carried out by qualified geologists under the supervision of the project geologist, who is responsible for timely delivery of the samples to the relevant laboratory. The supervising and project geologists ensure that samples are transported by Company contractors.

Sample Preparation, Laboratory Standards and Procedures

The first step in the sampling of the diamond-drilled core is to mark the core from the distance below collar in 1m units and then for major stratigraphic units. Once the stratigraphic units are identified, the economic units – Merensky Reef and UG2 Reef – are marked. The top and bottom contacts of the reefs are clearly marked on the core. Thereafter the core is rotated in such a manner that all lineations pertaining to stratification are aligned to produce a representative split. A centre cut line is then drawn lengthways for cutting. After cutting, the material is replaced in the core trays. The sample intervals are then marked as a line and a distance from collar.

The sample intervals are typically 15–25cm in length. In areas where no economic zones are expected, the sampling interval could be as much as a metre. The sample intervals are allocated a sampling number, and this is written on the core for reference purposes. The half-core is then removed and placed into high-quality plastic bags together with a sampling tag containing the sampling number, which is entered onto a sample sheet. The start and end depths are marked on the core with a corresponding line. The duplicate tag stays as a permanent record in the sample booklet, which is secured on site. The responsible project geologist then seals the sampling bag. The sampling information is recorded on a specially designed sampling sheet that facilitates digital capture into the SABLE system. The sampling extends for about a metre into the hangingwall and footwall of the economic reefs.

When samples are prepared for shipment to the analytical facility the following steps are followed:

•	Samples are sequenced within the secure storage area and the sample sequences examined to determine if any samples are out of order or missing.

•	The sample sequences and numbers shipped are recorded both on the chain-of-custody form and on the analytical request form.

•
The samples are placed according to sequence into large plastic bags. (The numbers of the samples are enclosed on the outside of the bag with the shipment, waybill or order number and the number of bags included in the shipment).

•
The chain-of-custody form and analytical request sheet are completed, signed and dated by the project geologist before the samples are removed from secured storage. The project geologist keeps copies of the analytical request form and the chain-of-custody form on site.

•
Once the above is completed and the sample shipping bags are sealed, the samples may be removed from the secured area. The method by which the sample shipment bags have been secured must be recorded on the chain-of-custody document so that the recipient can inspect for tampering of the shipment.

For the present database, field samples have been analyzed by three different laboratories: ALS Chemex (South Africa), Genalysis (Australia) and currently Set Point laboratories (South Africa). Samples from borehole WBJV008 onwards were sent to the Set Point laboratory preparation facility at Mokopane.

Transportation from their preparation laboratory in Mokopane to their laboratory in Johannesburg was done under secure conditions as required by the Company. Dr B Smee, a geochemist and a director of the Company, has reviewed the facilities of Set Point Laboratories.

Samples are received, sorted, verified and checked for moisture and dried if necessary. Each sample is weighed and the results are recorded. Rocks, rock chips or lumps are crushed using a jaw crusher to less than 10mm. The samples are then milled for 5 minutes in a Labtech Essa LM2 mill to achieve a fineness of 90% less than 106µm, which is the minimum requirement to ensure the best accuracy and precision during analysis.

Samples are analyzed for Pt (ppb), Pd (ppb) Rh (ppb) and Au (ppb) by standard 25g lead fire-assay using silver as requested by a co-collector to facilitate easier handling of prills as well as to minimize losses during the cupellation process. Although collection of three elements (Pt, Pd and Au) is enhanced by this technique, the contrary is true for rhodium (Rh), which volatilizes in the presence of silver during cupellation. Palladium is used as the co-collector for Rh analysis. The resulting prills are dissolved with aqua regia for ICP analysis.

After pre-concentration by fire assay and microwave dissolution, the resulting solutions are analyzed for Au and PGM’s by the technique of ICP-OES (inductively coupled plasma–optical emission spectrometry).

Quality Assurance and Quality Control (QA&QC) Procedures and Results

The Company protocols for quality control are as follows:

1.	The project geologist oversees the sampling process.

2.	The core yard manager oversees the core quality control.

3.	The exploration geologists and the sample technicians are responsible for the actual sampling process.

4.	The project geologist oversees the chain of custody.

5.	The internal QP verifies both processes and receives the laboratory data.

6.	The internal resource geologist and the database manager merge the data and produce the SABLE sampling log with assay values.

7.	Together with the project geologist, the resource geologist determines the initial mining cut.

8.	The external auditor verifies the sampling process and signs off on the mining cut.

9.	The second external database auditor verifies the SABLE database and highlights QA&QC failures.

10.	A Company technician runs the QA&QC graphs (standards, blanks and duplicates) and reports anomalies and failures to the internal QP.

11.	The internal QP requests re-assay.

12.	Check samples are sent to a second laboratory to verify the validity of data received from the first laboratory.

Standards

Standards are used to asses the accuracy and possible bias of assay values for Platinum (Pt) and Palladium (Pd). Rhodium (Rh) and Gold (Au) were monitored where data for the standards were available, but standards were not failed on Rh and Au alone.

Generally the standards are inserted in place of the fifteenth sample in the sample sequence. The standards are stored in sealed containers and considerable care is taken to ensure that they are not contaminated in any manner (e.g. through storage in a dusty environment, being placed in a less than pristine sample bag or being in any way contaminated in the core saw process).

Assay testing refers to Round Robin programmes involving collection and preparation of material of varying matrices and grades, to provide homogeneous material for developing reference materials (standards) necessary for monitoring assaying. Assay testing is also useful in ensuring that analytical methods are matched to the mineralogical characteristics of the mineralization being explored. Samples are sent to a sufficient number of international testing laboratories to provide enough assay data to statistically determine a representative mean value and standard deviation necessary for setting acceptance/rejection tolerance limits.

Tolerance limits are set at two and three standard deviations from the Round Robin mean value of the reference material. A single analytical batch is rejected for accuracy when reference material assays are beyond three standard deviations from the certified mean, and any two consecutive standards within the same batch are rejected on the basis of bias when both reference material assays are beyond two standard deviations limit on the same side of the mean. Reasons why standards failed may include database errors, selection of wrong standards in the field, sample mis-ordering errors and bias from the laboratory. A failed standard is considered to be cause for re-assay if it falls within a determined mining cut for either the Merensky or UG2 Reefs (MRMC and UG2MC). The bulk of the economic value of the reefs is located within the combined value for Pt and Pd with Rh and Au comprising only 10% of the 4E value (refer to Item 3 for the prill splits). As requested by a result, standards that failed for Rh and/or Au (Rh evaluated for AMIS0005, AMIS0007 and AMIS0010 standards; Au evaluated for CDN-PGMS-5, 6, 7 and 11) are not included in the final results as the influence is deemed as not of material economic value.

Blanks

The insertion of blanks provides an important check on the laboratory practices, especially potential contamination or sample sequence mis-ordering. Blanks consist of a selection of Transvaal Quartzite pieces (devoid of platinum, palladium, copper and nickel mineralization) of a mass similar to that of a normal core sample. The blank being used is always noted to track its behaviour and trace metal content. Typically the first blank is sample 5 in a given sampling sequence.

Duplicates

The purpose of having field duplicates is to provide a check on possible sample over-selection. The field duplicate contains all levels of error – core or reverse-circulation cutting splitting, sample size reduction in the prep lab, sub-sampling at the pulp, and analytical error.

Field duplicates were, however, not used on this project by very significant reason of the assemblage of the core. Firstly, BQ core has an outer diameter of only 36.2mm. Secondly, it is friable and brittle owing to the chrome content: this makes it extremely difficult to quarter the core, which usually ends up in broken pieces and not a solid piece of core.

Because of this problem, the laboratory was asked to regularly assay split pulp samples as a duplicate sample to monitor analytical precision.

Assay Validation

Although samples are assayed with reference materials, an assay validation programme is being conducted to ensure that assays are repeatable within statistical limits for the styles of mineralization being investigated. It should be noted that validation is different from verification; the latter implies 100% repeatability. The assay validation programme entails:

•	a re-assay programme conducted on standards that failed the tolerance limits set at two and three standard deviations from the Round Robin mean value of the reference material;

•	ongoing blind pulp duplicate assays at Set Point Laboratory;

•	check assays conducted at an independent assaying facility (Genalysis).

Re-assay

This procedure entails re-submission and re-assaying of failed standard #2 together with standard #1 submitted before and standard #3 submitted after the particular failed standard #2, as well as all submitted field samples (pulps) in between #1 and #3.

Sampling Procedures

The QA&QC practice of the Company is a process beginning with the actual placement of the borehole position (on the grid) and continuing through to the decision for the 3D economic intersection to be included in (passed into) the database. The values are also confirmed, as well as the correctness of correlation of reef/mining cut so that populations used in the geostatistical modeling are not mixed; this makes for a high degree of reliability in estimates. Outside reviews are completed on geological and database controls regularly in addition to independent qualified person due diligence.

Security of Samples

Samples are not removed from secured storage location without completion of a chain-of-custody document; this forms part of a continuous tracking system for the movement of the samples and persons responsible for their security. Ultimate responsibility for the secure and timely delivery of the samples to the chosen analytical facility rests with the project geologist and samples are not transported in any manner without the project geologist’s permission.

During the process of transportation between the project site and analytical facility the samples are inspected and signed for by each individual or company handling the samples. It is the mandate of both the supervising and project geologist to ensure secure transportation of the samples to the analytical facility. The original chain-of-custody document always accompanies the samples to their final destination.

The supervising geologist ensures that the analytical facility is aware of the Company standards and requirements. It is the responsibility of the analytical facility to inspect for evidence of possible contamination of, or tampering with, the shipment received from the Company. A photocopy of the chain-of-custody document, signed and dated by an official of the analytical facility, is faxed to the Company’s offices in Johannesburg upon receipt of the samples by the analytical facility and the original signed letter is returned to the Company along with the signed analytical certificate(s).

The analytical facility’s instructions are that if they suspect the sample shipment has been tampered with, they will immediately contact the supervising geologist, who will arrange for someone in the employment of the Company to examine the sample shipment and confirm its integrity prior to the start of the analytical process.

If, upon inspection, the supervising geologist has any concerns whatsoever that the sample shipment may have been tampered with or otherwise compromised, the responsible geologist will immediately notify the Company management in writing and will decide, with the input of management, how to proceed. In most cases analysis may still be completed although the data must be treated, until proven otherwise, as suspect and unsuitable as a basis for a news release until additional sampling, quality control checks and examination prove their validity.

Should there be evidence or suspicions of tampering or contamination of the sampling, the Company will immediately undertake a security review of the entire operating procedure. The investigation will be conducted by an independent third party, whose the report is to be delivered directly and solely to the directors of the Company, for their consideration and drafting of an action plan. All in-country exploration activities will be suspended until this review is complete and the findings have been conveyed to the directors of the company and acted upon.

Mineral Resource and Mineral Reserve Estimates

Summary resource details from published reports for Project 1, Project 1a and Project 2 follow in the table below. Platinum Group Metals Ltd. holds a 37% interest in the 4E ounces attributable to the WBJV. The prill splits and 4E estimates for Project 2 have been calculated by arithmetic mean. The prill splits and 4E estimates for Project 1 and 1a have been tested for reasonableness by kriging on the individual elements. Copper and nickel as well as the minor platinum group elements have also been estimated with a statistical process of Simple Kriging for Project 1 and 1a. Absent values for copper, nickel and the minor platinum group elements have been derived from regressed values.

Project	Reef	Resource Category	Cut-Off	WBJV Interest	Tonnes In Millions	Grade 4E	Width Metres	Prill Split (4E)				WBJV Ozs In Millions
								Pt	Pd	Rh	Au
Project 1
	MR	Measured	300 cm g/t	100%	6.305	7.03	1.18	64%	27%	4%	5%	1.425
	UG2	Measured	300 cm g/t	100%	7.165	3.75	1.56	63%	26%	10%	1%	0.864
	MR	Indicated	300 cm g/t	100%	12.181	6.78	1.22	64%	27%	4%	5%	2.655
	UG2	Indicated	300 cm g/t	100%	18.579	3.96	1.44	63%	26%	10%	1%	2.365
	MR	Inferred	300 cm g/t	100%	0.289	6.47	1.03	64%	27%	4%	5%	0.060
	UG2	Inferred	300 cm g/t	100%	2.387	4.40	1.49	63%	26%	10%	1%	0.338

Project 1a
	MR	Inferred	300 cm g/t	100%	1.871	6.48	1.15	64%	27%	4%	5%	0.390
	UG2	Inferred	300 cm g/t	100%	2.973	5.00	1.57	63%	26%	10%	1%	0.478

Project 2
RE 4	MR	Inferred	100 cm g/t	50%	6.54	5.84	1.42	68%	24%	5%	3%	0.614
	UG2	Inferred	100 cm g/t	50%	11.95	4.63	1.57	59%	29%	11%	1%	0.890

Ptn 11	MR	Indicated	1.18 - 1.24 m	50%	0.220	7.38	1.21	62%	28%	5%	5%	0.025
	UG2	Indicated	1.27 m	50%	0.050	4.32	1.27	59%	29%	11%	1%	0.004
	MR	Inferred	1.11 - 1.55 m	50%	16.100	6.00	1.46	62%	28%	5%	5%	1.550
	UG2	Inferred	1.23 m	50%	16.240	4.62	1.23	59%	29%	11%	1%	1.200

		Total Measured 4E Ounces										2.289
		Total Indicated 4E Ounce										5.049
		Total Inferred 4E Ounces										5.520

                    MR = Merensky Reef
            UG2 = Upper Group 2 Reef

Project 1 and Project 1a

A 39% and 41% total geological loss for the Merensky Reef and UG2 Reef respectively was applied to the resource area to accommodate for areas of potentially un-mineable structural and geological conditions. This geological loss considers losses for faults, dykes, potholes and areas of iron replacement pegmatite. Structural loss estimates are based on drilling, field mapping and remote sensing data which include a high resolution aeromagnetic survey. The Merensky mineral resource estimate is based on 158 boreholes with 178 intercepts and the UG2 is based on 192 intercepts within the 1,087 hectare area. The prill split has been calculated by weighted averages as a proportion of the total 4E and the grades have been estimated with a more rigorous statistical process of Simple Kriging. The cut-off was determined on a practical mining width and the known costs and mining methods regionally. Platinum Group’s independent consulting Qualified Person has provided the resource estimate according to the SAMREC code. The reconciliation to the CIM codes is that the categories are the same. The resources are located on New Order prospecting permits that provide for the right to be converted to mining rights. Charles Muller of Minxcon is the Qualified Person (“QP”) for this report. He is registered with the SACNASP (South African Council for Natural Scientific Professions) (Registration No. 400201/04). Mr. Muller is an independent consultant with 18 years experience as a geologist, and resource evaluator. Samples were analyzed under Platinum Group’s and Anglo Platinum’s protocols including insertion of blanks, duplicates and certified reference materials in the assay stream once in every 24 or fewer samples. This is in addition to internal quality control measures undertaken by the contracted analytical facilities. Mr. Muller has visited the property on numerous occasions and has completed sufficient testing procedure to be satisfied that he has reasonably verified the data.

Project 2 – Remaining Extent of Ptn 4 of the farm Frischgewaagd 96 JQ

An iron replacement area that was delineated by drilling and detailed aeromagnetics was subtracted. In addition to that, a further 18% geological loss was applied. Charles Muller is the Qualified Person (“QP”) for the resource assessment report. He is registered with the SACNASP (South African Council for Natural Scientific Professions) (Registration No. 400201/04). Mr. Muller is an independent consultant with 18 years experience as a geologist, and resource evaluator. Samples were analyzed under Platinum Group’s and Anglo Platinum’s protocols previously published for the project including insertion of blanks, duplicates and certified reference materials in the assay stream once in every 24 or fewer samples. This is in addition to internal quality control measures undertaken by the contracted analytical facilities.

Project 2 – Ptn 11 of the farm Frischgewaagd 96 JQ

A 20%-30% total geological loss was applied to the area to accommodate for areas of potentially un-mineable structural and geological conditions. This geological loss considers losses for faults, dykes, potholes and an area of iron replacement pegmatite. Structural loss estimates are based on drilling, field mapping and remote sense data which include a high resolution aeromagnetic survey. The Merensky mineral resource estimate is based on 15 boreholes with 39 intercepts within the 494 ha area and 13 boreholes with 35 intercepts for the UG2 mineral resource estimate. The cut-off was determined according to a practical mining width and the associated global mining methods. There are several other qualified person estimates in the public domain with other degrees of confidence on the same area. Once due diligence on further drilling and evaluation has been completed by the Company’s QP, the resource classification for a 43-101 compliant report will be updated. The Company’s independent consulting Qualified Person has provided this initial resource according to the SAMREC code. The reconciliation to the CIM codes is that the categories are the same. Mr. David Gray, of Snowden, is the independent QP for the resource assessment report of Frischgewaagd 96 JQ, Portion 11. He is registered with the SACNASP, the South African Council for Natural Scientific Professions, Registration No 400018/04. Mr. Gray has more than 17 years of relevant experience in platinum group metal resource assessments. Sampling was conducted using Anglo Platinum’s protocols, as previously published for the project. This includes the insertion of blanks, duplicates and certified reference materials in the assay stream, which is followed by routine quality analysis. These quality controls are in addition to the internal quality control measures undertaken by the contracted analytical facilities. Assays have been completed largely at Anglo Platinum’s laboratories in Johannesburg by standard fire assay procedures. Data has been verified by the QP to the extent that he has personal experience with the compilation of the data at the time it was collected and the protocols employed at Anglo Platinum during the data collection.

Mining Operations

The Company has conducted no mining operations to date on any of its properties.

Exploration and Development

Our business is conducted primarily in South Africa, and to a lesser extent, in Ontario, Canada. As at the date hereof, our WBJV Project in South Africa constitutes our only material property. None of our properties contain any mineral reserve estimates.

Exploration on our South Africa and Ontario properties are not affected by seasonal changes although in Ontario, heavy equipment may or may not be moved over the soft ground for approximately six weeks in the spring during thaw.

To conduct our exploration, we are dependent on sub-contractors for certain geological services, drilling equipment and supplies. These are generally available but vary in price and immediacy of availability subject to demand.

Dividends

The Company has not declared nor paid dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Description of Capital Structure

Our authorized capital consists of an unlimited number of shares of Common Stock without par value, of which 61,451,747 shares of Common Stock were issued and outstanding as at November 16, 2007. All of the issued shares of Common Stock are fully paid. Our company does not own any shares of Common Stock.

The stockholders are entitled to one vote for each share on all matters to be voted on by the stockholders. Each share of Common Stock is equal to every other share of Common Stock and all shares participate equally on liquidation, dissolution or winding up of our company, whether voluntary or involuntary, or any other distribution of our assets among our stockholders for the purpose of winding up our affairs after we have paid out our liabilities. The stockholders are entitled to vote for each share held and are entitled to receive pro rata such dividends as may be declared by the board of directors out of funds legally available therefore and to receive pro rata the remaining property of our company upon dissolution. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights, and no provisions for redemption, purchase or cancellation, surrender, sinking fund or purchase fund. Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the Business Corporations Act (British Columbia) (the “BCA”).

Market for Securities

Trading Price and Volume

The following table provides information as to the high, low and closing prices of the Company’s shares during the 12 months of the most recently completed financial year as well as the volume of shares traded for each month:

Toronto Stock Exchange - PTM
Month	High	Low	Volume
September, 2006	$1.90	$1.59	603,300
October, 2006	$1.98	$1.51	1,485,700
November, 2006	$2.37	$1.74	3,334,900
December, 2006	$2.37	$1.85	3,351,100
January, 2007	$2.50	$2.00	426,409
February, 2007	$3.00	$2.28	3,785,000
March, 2007	$3.24	$2.40	3,175,200
April, 2007	$3.83	$2.86	5,610,600
May, 2007	$4.79	$3.60	3,966,700
June, 2007	$4.60	$3.61	2,078,200
July, 2007	$4.40	$3.57	4,168,300
August, 2007	$3.83	$3.03	95,614

American Stock Exchange - PLG
Month	High	Low	Volume
September, 2006	not trading	not trading	not trading
October, 2006	not trading	not trading	not trading
November, 2006	not trading	not trading	not trading
December, 2006	not trading	not trading	not trading
January, 2007	not trading	not trading	not trading
February, 2007	not trading	not trading	not trading
March, 2007	not trading	not trading	not trading
April, 2007	not trading	not trading	not trading
May, 2007	not trading	not trading	not trading
June, 2007	$ 4.35	$ 3.87	134,900
July, 2007	$ 4.25	$ 3.38	545,500
August, 2007	$ 3.86	$ 2.80	788,900

Over The Counter Bulletin Board – PTMQF
Month	High	Low	Volume
September, 2006	$ 1.68	$ 1.41	312,800
October, 2006	$ 1.75	$ 1.26	247,600
November, 2006	$ 2.09	$ 1.61	427,900
December, 2006	$ 2.04	$ 1.64	436,000
January, 2007	$ 2.13	$ 1.73	419,600
February, 2007	$ 2.58	$ 2.02	820,500
March, 2007	$ 2.81	$ 2.04	397,200
April, 2007	$ 3.44	$ 2.50	1,016,700
May, 2007	$ 4.30	$ 3.30	1,722,600
June, 2007	$ 4.35	$ 3.37	823,400
July, 2007	not trading	not trading	not trading
August, 2007	not trading	not trading	not trading

Prior Sales

The following table provides disclosure as to the securities of the Company issued but not listed on the Toronto Stock Exchange as of November 28, 2007:

Date of Sale	Type of Security	Number of Securities	Exercise/ Conversion Price	Expiry Date
March 6, 2006	Share Purchase Warrants	850,000	$1.75	March 6, 2008

Escrowed Securities

There are no securities of the Company held in escrow.

Directors and Officers

Name & Position	Principal Occupation or Employment	No. of Shares(3)(4)	No. of Options/price
R. MICHAEL JONES President, CEO and Director British Columbia, Canada	Professional Geological Engineer President, and Chief Executive Officer of the Company and a predecessor company from 2000 to present.	1,391,872(6)	250,000/$1.00 230,000/$2.57 125,000/$4.40
FRANK R. HALLAM CFO, Secretary and Director British Columbia, Canada	Chartered Accountant Chief Financial Officer of the Company and the founder of a predecessor company from 1983 to present.	518,014	57,000/$0.70 226,000/$1.00 220,000/$2.57 115,000/$4.40
BARRY SMEE (1) (2) Director British Columbia, Canada	Geologist and Geochemist President of Smee & Associates, a private consulting, geological and geochemistry company, since 1990.	33,100	75,000/$1.00 100,000/$2.57 75,000/$4.40
IAIN McLEAN (1) (2) Director and Corp. Consultant to Co. British Columbia, Canada	General Management Consultant. Former CEO of Municipal Software Corporation of Canada, a software development company based in Victoria BC. Former Vice President and General Manager of Total Care Technologies, a division of Ad Opt Technologies Inc, a medical software development company.	141,839	125,000/$1.00 100,000/$2.57 75,000/$4.40
ERIC CARLSON (1) Director British Columbia, Canada
Chartered Accountant
President and Chief Executive Officer of Anthem Properties Corp., an investment group specializing in the acquisition and management of residential and office properties in Canada and the United States, since July 1994.
		82,800(7)	175,000/$1.00 100,000/$2.57 75,000/$4.40
PETER BUSSE COO British Columbia, Canada
Professional Geological Engineer
Chief Operating Officer of the Company since October 2007. Former GM Procon Group, a contract mining development company, 2006 to 2007. Former Mine Manager, Placer Dome, Campbell Mine, 2002 to 2006.

		Nil	150,000/$4.15

Notes:

(1)      Member of the Audit Committee

(2)      Member of Compensation Committee

(3)      Includes beneficial, direct and indirect shareholdings.

(4)      Does not include stock options and other rights to purchase or acquire shares.

(5)      There are 61,451,747 shares of Common Stock issued and outstanding as of the date of this Form 20-F Annual Report.

(6)	Of these shares, 956,000 (confirmed) shares are held by 599143 B.C. Ltd., a company 50% owned by Mr. Jones and 50% owned by Mr. Jones’ wife.

(7)      Of these shares, 55,800 shares are held by Carmax Enterprises Corporation, a private company owned by Mr. Carlson.

As of November 21, 2005, directors and officers of the Company own or control approximately 2,167,625 common shares of the Company representing approximately 3.5% of its issued and outstanding shares.

Corporate Cease Trade Orders or Bankruptcies

No director or any proposed management nominee for election as a director of the Company is, or during the ten years preceding the date of this Annual Information Form has been, a director or officer of any company that, while the person was acting in that capacity:

(a)	was the subject of a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)
was subject to an event that resulted, after the director or proposed management nominee ceased to be a director or officer of the relevant company, in the relevant company being the subject of a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)
within a year of the director or proposed management nominee ceasing to be a director or officer of the relevant company, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets.

Penalties or Sanctions

No director or officer of the Company has been the subject of any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or, except as hereafter set out, has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision.

In 1991, R. Michael Jones breached section 147 of the Alberta Securities Act in relation to late filing of insider reports. A settlement was reached and fulfilled, which included a fine of $250.00.

Personal Bankruptcies

During the ten years preceding the date of this Annual Information Form, no director or proposed management nominee for election as a director of the Company has been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the laws of British Columbia shall govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. The directors and officers of the Company are not aware of any such conflicts of interests.

Code of Ethics

The Company has adopted a Code of Business Conduct (the “Code”) that applies to all of its directors, officers and employees, including the Chief Executive Officer and Chief Financial Officer. The Code includes provisions covering conflicts of interest, ethical conduct, compliance with applicable government laws, rules and regulations, and accountability for adherence to the Code. A copy of the Code is posted on the Company’s website, at www.platinumgroupmetals.net.

Committees of the Board of Directors

Audit Committee

The Audit Committee is responsible for reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors.  See Audit Committee Charter attached herein as Schedule “A”.

Audit Committee Composition and Background

The Audit Committee is comprised of Eric Carlson (Chairman), Iain McLean and Barry Smee. All three members of the Audit Committee are independent and financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. In addition to each member’s general business experience, the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee are set forth below:

Eric H. Carlson, B.Comm, Chartered Accountant - Mr. Carlson has over 19 years of real estate investment, development and management experience and he has been the President of Anthem Properties Corp. since July 1994. Anthem is an investment group that specializes in the acquisition and management of Class B retail, multi family residential and office properties in high growth markets in Canada and the USA.

Ian D. C. McLean, B.Sc.Eng (ARSM), M.B.A., MIMM. C. Eng. - Experience as senior executive in several public companies managing operations, listings, capital raising, etc. Also has experience in underground mining operations in the UK and South Africa.

Dr. Barry W. Smee, Ph.D., P.Geo - Professional Geologist/Geochemist with 35 years in mineral exploration as quality control and laboratory audit expert.

The Board of Directors has determined that each of Mr. McLean and Mr. Carlson is an audit committee financial expert within the meaning of the regulations promulgated by the United States Securities and Exchange Commission and is independent within the meaning of the American Stock Exchange Company Guide. Mr. McLean has an M.B.A. from Harvard Business School and a B.Sc (Eng.) in Mining from the Imperial College of Science and Technology (London, England). In addition to his education, Mr. McLean has gained relevant experience acting as the Chief Operating Officer of several private technology companies since 1995 and as the Vice President of Operations at Ballard Power Systems from 1993 to 1995.  Mr. Carlson is a Chartered Accountant and holds a Bachelor of Commerce degree from the University of British Columbia.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110, or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110. No non-audit services were approved pursuant to a de minimis exemption to the pre-approval requirement.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Pre-Approval Policies and Procedures

The Company’s audit committee is authorized to review the performance of the Company’s unrepentant auditors and pre-approves all audit and non-audit services to be provided to the Company by its independent auditor. Prior to granting any pre-approval, the audit committee must be satisfied that the performance of the services in question is not prohibited by applicable securities laws and will not compromise the independence of the independent auditor. All non-audit services performed by the Company’s auditor for the fiscal year ended August 31, 2007 have been pre-approved by the audit committee.

Independent Auditor’s Fees

The aggregate fees billed by the Company’s current independent auditor, PricewaterhouseCoopers LLP, and former independent auditor, Deloitte & Touche LLP,  in each of the last two fiscal years are as follows. All fees for the fiscal year ended August 31, 2006 were billed by Deloitte & Touche LLP.

	Year ended August 31, 2007	Year ended August 31, 2006
Audit Fees	$200,000	$90,000
Audit-Related Fees(1)	$15,160	$13,801
Tax Fees(2)	$ Nil	$3,000
All Other Fees(3)	$ Nil	Nil
Total	$ 215,160	$106,801

Notes:

(1)
The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, which are not included under the heading “Audit Fees”.

(2)      The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

(3)	The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

Compensation Committee

The Compensation Committee is comprised of Barry Smee (Chairman), Eric Carlson and Iain McLean. The primary objective of the committee is to discharge the Board’s responsibilities relating to compensation and benefits of the executive officers and directors of the Company. The Compensation Committee Charter is herewith incorporated by reference.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of Iain McLean (Chairman), Barry Smee and Frank Hallam. The primary objective of the committee is to assist the Board in fulfilling its oversight responsibilities by (a) identifying individuals qualified to become board, and board committee members, and recommending the Board select director nominees for appointment or election to the Board, and (b) developing and recommending to the Board corporate governance guidelines for the Company and making recommendations to the Board with respect to corporate governance practices. The Corporate Governance and Nominating Committee Charter is herewith incorporated by reference.

Disclosure Committee

The Disclosure Committee is comprised of R. Michael Jones (Chairman), Frank Hallam and Iain McLean. The primary objective of the committee is to ensure the Company and all persons to whom this Policy applies to meet their obligations under the provisions of securities laws and stock exchange rules by establishing a process for the timely disclosure of all material information, ensuring that all persons to whom the policy applies understand their obligations to preserve the confidentiality of undisclosed material information and ensuring that all appropriate parties who have undisclosed material information are prohibited from insider trading and tipping under applicable law, stock exchange rules and this Policy. The Disclosure Committee Charter is herewith incorporated by reference.

Legal Proceedings and Regulatory Actions

There are no pending or material proceedings to which our company is or is likely to be a party or of which any of our properties is or is likely to be the subject.

Interest of Management and Others in Material Transactions

No director, executive officer or principal shareholder of the Company, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this Annual Information Form that has materially affected or will materially affect the Company.

Transfer Agents and Registrars

The Company’s transfer agent and registrar is:

Computershare Investor Services Inc.
3rd floor – 510 Burrard Street
Vancouver, British Columbia
Canada  V6C 3B9

Material Contracts

There are no contracts of the Company other than contracts entered into in the ordinary course of business of the Company and the Western Bushveld Joint Venture Agreement (See “General Development of the Company – Three Year History”), that are material to the Company and that were entered into within the most recently completed financial year of the Company or before the most recently completed financial year of the Company and which are still in effect.

Interests of Experts

Names of Experts

PricewaterhouseCoopers LLP is the independent auditor of the Company within the meaning of the Rules of Professional Conduct of the Institute of the Chartered Accountants of British Columbia.

Gordon Cunningham, B.Eng. (Chemical), Pr.Eng., a registered professional engineer with the Engineering Council of South Africa (Reg. No. 920082), is responsible for the overall preparation of the report entitled “Technical Report Western Bushveld Joint Venture Project 1 (Elandsfontein and Frischgewaagd)”, dated January 15, 2007

Timothy Spindler, BSc. (Mining), Pr.Eng., a registered professional engineer with the Engineering Council of South Africa (Reg. No. 880491), is responsible for the overall preparation of the report entitled “Technical Report Western Bushveld Joint Venture Project 1 (Elandsfontein and Frischgewaagd)”, dated January 15, 2007

Charles Muller, BSc (Hons), Pr.Sc.Nat., a registered professional natural scientist with the South African Council for Natural Scientific Professionals (SACNASP) (Reg. No. 400201/04), responsible for the overall preparation of the report entitled “Technical Report Western Bushveld Joint Venture Project 1 (Elandsfontein and Frischgewaagd)”, dated January 15, 2007, and the report entitled “Inferred Mineral Resourse Estimation on Project Area 2 of the Western Bushveld Joint Venture (“WBJV”) Located on the Western Limb of the Bushveld Igneous Complex, South Africa” dated March 20, 2007, and the report entitled“Competent Persons Report on Project Area  1 and 1A of the Western Bushveld Joint Venture (“WBJV”) Located on the Western Limb of the Bushveld Igneous Complex, South Africa”, dated September 7, 2007

David Gray, BSc (Hons), Pr.Sci.Nat., responsible for the overall preparation of the report entitled “Mineral Resource Estimate, Frischgewaagd 96JQ Portion 11 North West Province, Republic of South Africa”, dated June, 2007, prepared for the Issuer (the “Report”),

Adam Miethke, BAppSc (Hons), MAusIMM (CP), responsible for the overall preparation of the report entitled “Mineral Resource Estimate, Frischgewaagd 96JQ Portion 11 North West Province, Republic of South Africa”, dated June 2007, prepared for the Issuer (the “Report”),

Interests of Experts

No Qualified Person having an interest in the common shares of the Company, directly or indirectly, or through stock options, has prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 or National Instrument 43-101 by the Company during or related to the Company’s most recently completed financial year.

The Company’s technical reports are available on the SEDAR website at www.sedar.com.

Additional Information

Additional information, including details as to directors’ and officers’ remuneration, principal holders of the Company’s shares, options to purchase Company shares and certain other matters, is contained in the Company’s Management Information Circular for the Annual General Meeting of shareholders to be held on January 8, 2008. The Circular will be made available on SEDAR and on the Company’s website concurrent with the delivery of the document to the Company’s shareholders.

Additional Information is provided in the Company’s 2007 Annual Report containing the Management’s Discussion and Analysis and the Consolidated Financial Statements for the year ended August 31, 2007.

Copies of the above may be obtained, when available, on the Company’s website www.platinumgroupmetals.net; on the SEDAR website at www.sedar.com; or by calling the Company’s investor relations personnel at 604-899-5450.

Schedule “A”

PLATINUM GROUP METALS LTD.
(the “Corporation”)

AUDIT COMMITTEE CHARTER

1.	General

The Board of Directors of the Corporation (the “Board”) has established an Audit Committee (the “Committee”) to assist the Board in fulfilling its oversight responsibilities.  The Committee will review and oversee the financial reporting and accounting process of the Corporation, the system of internal control and management of financial risks, the external audit process, and the Corporation’s process for monitoring compliance with laws and regulations and its own code of business conduct.  In performing its duties, the Committee will maintain effective working relationships with the Board, management, and the external auditors and monitor the independence of those auditors.  To perform his or her role effectively, each Committee member will obtain an understanding of the responsibilities of Committee membership as well as the Corporation’s business, operations and risks.

The Corporation’s independent auditor is ultimately accountable to the Board and to the Committee. The Board and Committee, as representatives of the Corporation’s shareholders, have the ultimate authority and responsibility to evaluate the independent auditor, to nominate annually the independent auditor to be proposed for shareholder approval, to determine appropriate compensation for the independent auditor, and where appropriate, to replace the outside auditor.  In the course of fulfilling its specific responsibilities hereunder, the Committee must maintain free and open communication between the Corporation’s independent auditors, Board and Corporation management.  The responsibilities of a member of the Committee are in addition to such member’s duties as a member of the Board.

2.	Members

The Board will in each year appoint a minimum of three (3) directors as members of the Committee.  All members of the Committee shall be non-management directors and shall be independent within the meaning of all applicable U.S. and Canadian securities laws and the rules of the Toronto Stock Exchange and the American Stock Exchange, unless otherwise exempt from such requirements.

None of the members of the Committee may have participated in the preparation of the financial statements of the Corporation or any current subsidiary of the Corporation at any time during the past three years.

All members of the Committee shall be able to read and understand fundamental financial statements and must be financially literate within the meaning of all applicable U.S. and Canadian securities laws or become financially literate within a reasonable period of time following his or her appointment.  Additionally, at least one member of the Committee shall be financially sophisticated and shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, which may include being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities.

3.	Duties

The Committee will have the following duties:

•	Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

•	Gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively.

•	Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

•
Review any legal matters which could significantly impact the financial statements as reported on by the Corporation’s counsel and engage outside independent counsel and other advisors whenever as deemed necessary by the Committee to carry out its duties.

•
Review the Corporation’s annual and quarterly financial statements, including Management’s Discussion and Analysis with respect thereto, and all annual and interim earnings press releases, prior to public dissemination, including any certification, report, opinion or review rendered by the external auditors and determine whether they are complete and consistent with the information known to Committee members; determine that the auditors are satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles.

•	Pay particular attention to complex and/or unusual transactions such as those involving derivative instruments and consider the adequacy of disclosure thereof.

•	Focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies.

•	Review audit issues related to the Corporation’s material associated and affiliated companies that may have a significant impact on the Corporation’s equity investment.

•	Meet with management and the external auditors to review the annual financial statements and the results of the audit.

•	Evaluate the fairness of the interim financial statements and related disclosures including the associated Management’s Discussion and Analysis, and obtain explanations from management on whether:

o	actual financial results for the interim period varied significantly from budgeted or projected results;

o	generally accepted accounting principles have been consistently applied;

o	there are any actual or proposed changes in accounting or financial reporting practices; or

o	there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure.

•	Review the external auditors’ proposed audit scope and approach and ensure no unjustifiable restriction or limitations have been placed on the scope.

•
Recommend to the Board an external auditor to be nominated for appointment by the Corporation’s shareholders.  Subject to the appointment of the Corporation’s external auditor by the Corporation’s shareholders, the Committee will be directly responsible for the appointment, compensation, retention and oversight of the work of external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting.  The Corporation’s external auditor shall report directly to the Committee.

•	Review with the Corporation’s management, on a regular basis, the performance of the external auditors, the terms of the external auditor’s engagement, accountability and experience.

•	Pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the external auditor.

•
Consider at least annually the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services obtained by the Corporation, including:

o
insuring receipt from the independent auditor of a formal written statement delineating all relationships between the independent auditor and the Company, consistent with the Independence Standards Board Standard No. 1 and related Canadian regulatory body standards;

o	considering and discussing with the independent auditor any relationships or services, including non-audit services, that may impact the objectivity and independence of the independent auditor; and

o	as necessary, taking, or recommending that the Board take, appropriate action to oversee the independence of the independent auditor.

•
Ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the public disclosure contained in the Corporation’s financial statements, Management’s Discussion and Analysis and annual and interim earnings press releases; and must periodically assess the adequacy of those procedures.

•	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

•	Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

•	Establish a procedure for:

o	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters; and

o	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters.

•	Meet separately with the external auditors to discuss any matters that the committee or auditors believe should be discussed privately in the absence of management.

•	Endeavour to cause the receipt and discussion on a timely basis of any significant findings and recommendations made by the external auditors.

•	Ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

•	Review and oversee all related party transactions.

•	Perform other functions as requested by the Board.

•	If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist, and set the compensation to be paid to such special counsel or other experts.

•	Review and re-assess annually the adequacy of this Charter and recommend updates to this charter; receive approval of changes from the Board.

•	With regard to the Corporation’s internal control procedures, the Committee is responsible to:

o
review the appropriateness and effectiveness of the Corporation’s policies and business practices which impact on the financial integrity of the Corporation, including those related to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management; and

o
review compliance under the Corporation’s business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate; and

o	review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation; and

•	periodically review the Corporation’s financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

•	Comply with Rule 10A – 3(b)(2), (3), (4) and (5) under the Securities Exchange Act of 1934.

4.	Chair

The Committee will in each year appoint the Chair of the Committee from among the members of the Committee.  In the Chair’s absence, or if the position is vacant, the Committee may select another member as Chair. The Chair will not have a casting vote.

5.	Meetings

The Committee will meet at least once every calendar quarter.  Special meetings shall be convened as required.  Notices calling meetings shall be sent to all members of the Committee, all Board members and the external auditor.  The external auditor of the Corporation must be given reasonable notice of, and has the right to appear before and to be heard at, each meeting of the Committee.  At the request of the external auditor, the Committee must convene a meeting of the Committee to consider any matter that the external auditor believes should be brought to the attention of the Board or shareholders of the Corporation.

The Committee may invite such other persons (e.g. without limitation, the President or Chief Financial Officer) to its meetings, as it deems appropriate.

6.	Quorum

A majority of members of the Committee, present in person, by teleconferencing, or by videoconferencing, or by any combination of the foregoing, will constitute a quorum.

7.	Removal and Vacancy

A member may resign from the Committee, and may also be removed and replaced at any time by the Board, and will automatically cease to be a member as soon as the member ceases to be a director of the Corporation.  The Board will fill vacancies in the Committee by appointment from among the directors in accordance with Section 2 of this Charter.  Subject to quorum requirements, if a vacancy exists on the Committee, the remaining members will exercise all of the Committee’s powers.

8.	Authority

The Committee may:

•	engage independent counsel and other advisors as it determines necessary to carry out its duties.

•	set and pay the compensation for any advisors employed by the Committee; and

•	communicate directly with the internal and external auditors.

The Committee may also, within the scope of its responsibilities, seek any information it requires from any employee and from external parties, to obtain outside legal or professional advice, and to ensure the attendance of Corporation officers at meetings as appropriate.

9.	Secretary and Minutes

The Chair of the Committee will appoint a member of the Committee or other person to act as Secretary of the Committee for purposes of a meeting of the Committee.  The minutes of the Committee meetings shall be in writing and duly entered into the books of the Corporation, and will be circulated to all members of the Board.

10.	Funding

The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of (a) compensation to any registered public accounting firm engaged for the purposes of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation; (b) compensation to any advisers employed by the Committee; and (c) ordinary administrative expenses of the Committee that are necessary or appropriate in carry out its duties.

Schedule “B”

Glossary of Mining Terms

The following is a glossary of certain mining terms used in this Annual Information Form.

“AEM” is an abbreviation for airborne electromagnetic.

"Ag" refers to silver.

“anomalous” refers to a sample or location that either (i) the concentration of an element(s) or (ii) geophysical measurement is significantly different from the average background values in the area.

“anomaly” refers to the geographical area corresponding to anomalous geochemical or geophysical values.

“anorthosite” is a rock comprised of largely feldspar minerals and minor mafic iron-magnesium minerals.

"As" refers to arsenic.

“assay” is an analysis to determine the quantity of one or more elemental components.
"Au" refers to gold.

“BIC” is an abbreviation for the Bushveld Igneous Complex in South Africa, the source of most of the world’s platinum and is a significant producer of palladium and other platinum group metals (PGM’s) as well as chrome.

“breccia” is a rock type with angular fragments of one composition surrounded by rock of another composition or texture.

"bulk placer sampling" (in the context of placer properties) refers to the process of obtaining individual gravel samples in the order of 5 to 15 cubic yards using an excavating machine and running the samples through a concentrating device to measure the placer gold content per cubic yard.

“chalcopyrite” is a copper sulfide mineral.

“channel sample” is a surface sample which has been collected by continuous sampling across a measured interval, and is considered to be representative of the area sampled.

“chargeability” is a measure of electrical capacitance of a rock that may indicate the presence of disseminated sulfide minerals but not all chargeability features are caused by such sulfides.

"cm" refers to centimetres.

“crosscut” is a mine working, which is driven horizontally and at right angles to an adit, drift or level.

"Cu" refers to copper.

“deposit” is a mineralized body, which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing ore reserves, until final legal, technical, and economic factors have been resolved.

“diamond drill” is a type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of the long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock that is covered in long cylindrical sections, an inch or more in diameter.

“early-stage exploration property” refers to a property that has been subjected to a limited amount of physical testing and systematic exploration work with no known extensive zone of mineralization.

“EM” is an abbreviation for electromagnetic.

“exploration stage” refers to the stage where a company is engaged in the search for minerals deposits (reserves), which are not in either the development or production stage.

“fault” is a fracture in a rock across which there has been displacement.

“fracture” is a break in a rock, usually along flat surfaces.

“gabbro” is an intrusive rock comprised of a mixture of mafic minerals and feldspars.

“gossanous” refers to a rock outcrop that is strongly stained by iron oxides.

“grab sample” is a sample of selected rock chips collected from within a restricted area of interest.

“grade” is the concentration of an ore metal in a rock sample, given either as weight percent for base metals (i.e., Cu, Zn, Pb) or in grams per tonne (g/t) or ounces per short ton (oz/t) for precious or platinum group metals.

"g/t" refers to grams per tonne.

“highly anomalous” is an anomaly, which is in approximately the 90th percentile of the sample or measurement population.

"ICP" refers to inductively coupled plasma, a laboratory technique used for the quantitative analysis of samples (soil, rock, etc.) taken during field exploration programs.

“indicated mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“inferred mineral resource” is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“intrusive” is a rock mass formed below earth’s surface from molten magma, which was intruded into a pre-existing rock mass and cooled to solid.

"IP survey" refers to induced polarization survey, a geophysical method of exploring an area in which physical properties relating to geology are used.

“kriging” is the numerical modelling by applying statistics to resource calculations (or other earth sciences problems). The method recognizes that samples are not independent and that spatial continuity between samples exists.

"lode mining" refers to mining in solid rock.

“mafic” is a rock type consisting of predominantly iron and magnesium silicate minerals with little quartz or feldspar minerals.

“magmatic” means pertaining to magma, a naturally occurring silicate melt, which may contain suspended silicate crystals, dissolved gases, or both; magmatic processes are at work under the earth’s crust.

“measured mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“mid-stage exploration property” is one hosting a known zone of mineralization, which has been subjected to a limited amount of physical testing and systematic exploration work.
“mineralization” refers to minerals of value occurring in rocks.
“mineral reserve” is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when material is mined.

“mineral resource” is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

"Mo" refers to molybdenum, a hard, silver-white metal.

“National Instrument 43-101” NI 43-101 entitled “Standards if Disclosure for Mineral Projects” sets out Canadian securities reporting guidelines for mining companies.
“Ni” is an abbreviation for nickel.

“outcrop” refers to an exposure of rock at the earth’s surface.

“overburden” is any material covering or obscuring rocks from view.

"Pd" refers to palladium.

"PGM" refers to platinum group metals, i.e. platinum, palladium, rhodium and gold.

"PGE" refers to mineralization containing platinum group elements, i.e. platinum, palladium, rhodium and gold.

"placer mining" is the mining of unconsolidated material, which overlies solid rock (bedrock).

“ppb” refers to parts per billion.

"ppm" refers to parts per million.

“probable mineral reserve” is the economically mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“proven mineral reserve” is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified
"Pt” refers to platinum.

“pyrite” is an iron sulfide mineral.

“pyroxenite” refers to a relatively uncommon dark-coloured rock consisting chiefly of pyroxene; pyroxene is a type of rock containing sodium, calcium, magnesium, iron, titanium and aluminum combined with oxygen.

“quartz” is a common rock-forming mineral (SiO2).

"Rh" refers to rhodium, a platinum metal.  Rhodium shares some of the notable properties of platinum, including its resistance to corrosion, its hardness and ductility. Wherever there is platinum in the earth, there is rhodium as well. In fact, most rhodium is extracted from a sludge that remains after platinum is removed from the ore. A high percentage of rhodium is also found in certain nickel deposits in Canada.

“room and pillar mining” is a method of mining flat-lying ore deposits in which the mined-out areas, or rooms, are separated by pillars of approximately the same size.

“stope” is an underground excavation from which ore has been extracted.

“tailings” is the material that remains after all metals considered economic have been removed from ore during milling.

“ultramafic” refers to types of rock containing relatively high proportions of the heavier elements such as magnesium, iron, calcium and sodium; these rocks are usually dark in colour and have relatively high specific gravities.

“VLF” means very low frequency.